Oxiana
LIMITED

RECEIVED
2007 JUN 19 A 4:03

1 June 2007

07024488

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

Re: Oxiana Limited: File No. 082-34931

Enclosed are copies of announcements released on the Australian Stock Exchange from 1 May 2007 – 31 May 2007, submitted to you in order to maintain our exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. We also confirm that the Schedule of Information included in our initial submission has not changed.

Yours faithfully

PROCESSED
JUN 20 2007
THOMSON
FINANCIAL

Nathan Johnson
Assistant Company Secretary

Enc

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Oxiana Limited

ABN

40 005 482 824

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	128,230 Shares
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	N/A

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	$1.44 per share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issue of shares under the Performance Rights Plan.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	25 May 2007

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	1,538,219,360	Ordinary Shares

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	See attached listing	

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	The Board may declare a dividend to be paid out of the profits of the company in accordance with the terms of the company's constitution.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) [X] Securities described in Part 1

(b) [ ] All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 [ ] If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 [ ] If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 [ ] A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: (Company Secretary) Date: 28/05/2007

Print name: David J. Forsyth

== == == == ==

+ See chapter 19 for defined terms.

NUMBER OF SECURITIES NOT QUOTED ON THE ASX - CLAUSE 9 REFERS

A OPTIONS

NUMBER	CLASS
1,800,000	Options expiring 23 December 2007
500,000	Options expiring 28 August 2008
1,000,000	Options expiring 27 February 2009
2,000,000	Options expiring 7 April 2009
1,000,000	Options expiring 17 December 2009
1,000,000	Options expiring 28 January 2010
4,600,000	Options expiring 1 March 2010
2,000,000	Options expiring 20 April 2010
1,000,000	Options expiring 13 October 2010
1,000,000	Options expiring 27 January 2011
2,000,000	Options expiring 21 April 2011
1,000,000	Options expiring 24 April 2011
1,000,000	Options expiring 19 June 2011
1,000,000	Options expiring 21 August 2011
1,000,000	Options expiring 3 October 2011
1,800,000	Options expiring 1 March 2012
1,250,000	Options expiring 1 May 2012
2,000,000	Options expiring 2 May 2012
250,000	Options expiring 14 May 2012

Total **27,200,000**

B CONVERTIBLE BONDS – expiry date 06/04/12

US$105 million of convertible bonds convertible into Oxiana Ordinary shares at US$0.9700 per share. This represents 108,247423 shares to be issued.

Interest rate 5.25% pa.

+ See chapter 19 for defined terms.

Oxiana
LIMITED

25 May 2007

Manager, Company Announcements Office
ASX Limited
Level 4, 20 Bridge Street
Sydney NSW 2000

Dear Sir,

100% OF AGINCOURT RESOURCES LIMITED

Oxiana Limited is pleased to announce that the compulsory acquisition of all outstanding shares in Agincourt Resources Limited (Agincourt) by it's wholly owned subsidiary Oxiana Agincourt Holdings Pty Ltd has been completed and Oxiana Agincourt Holdings Pty Ltd has now obtained 100% of the shares in Agincourt Resources Limited.

Please note that further to the Appendix 3B released on 5 March 2007, we confirm that an additional 16 Oxiana Limited shares were issued in accordance with the Takeover Bid and the total shares issued was therefore 142,789,258. It follows that the total Oxiana Limited shares on issue is currently 1,538,091,130.

Yours faithfully,

David J. Forsyth
Company Secretary

Oxiana
LIMITED

23 May 2007

Manager, Company Announcements Office
ASX Limited
Level 4, 20 Bridge Street
Sydney NSW 2000

Dear Sir,

MODIFIED CONSTITUTION

Attached is a copy of Oxiana Limited's Constitution which was modified with shareholder approval at the Company's Annual General Meeting held on 2 May 2007. Details of the modifications were previously released in our announcement dated 2 May 2007.

Yours faithfully,

David J. Forsyth
Company Secretary

Oxiana Limited ACN 005 482 824

RECEIVED

Constitution

Clayton Utz
Level 18 333 Collins Street Melbourne VIC 3000 Australia
DX 31314 Mid Town
Tel + 61 3 9286 6000 Fax + 61 3 9629 8488
Our ref - 181/6934/1613679 Contact - Charles Rosedale

Melbourne • Sydney • Brisbane • Perth • Canberra • Darwin

Table of Contents

OXIANA LIMITED

ACN 005 482 824

CONSTITUTION

1. Preliminary

1.1 Definitions and Interpretation

Schedule 1 applies and forms part of this Constitution.

1.2 Replaceable rules

The replaceable rules in the Corporations Act do not apply to the Company.

2. Shares

2.1 Issue of Shares and options

Subject to the Applicable Law and any rights and restrictions attached to a class of Shares, the Company (under the control of the Directors) may:

(a) allot and issue unissued Shares; and

(b) grant options over unissued Shares,

on any terms, at any time and for any consideration, as the Directors resolve.

2.2 Variation of classes and class rights

(a) Subject to the Corporations Act and the terms of issue of Shares in a particular class, the Company may:

(i) vary or cancel rights attached to Shares in that class; or

(ii) convert Shares from one class to another,

by special resolution of the Company and:

(iii) a special resolution passed at a meeting of Members holding Shares in that class; or

(iv) the written consent of Members who are entitled to at least 75% of the votes that may be cast in respect of Shares in that class.

(b) The provisions in this Constitution concerning meetings of Members (with the necessary changes) apply to a meeting held under Article 2.2(a)(iv).

2.3 Converting shares

The Company may by ordinary resolution passed at a general meeting convert all or any of its Shares into a larger or smaller number of Shares.

2.4 Reductions of capital and buy-backs

(a) Subject to the Applicable Law, the Company may:

(i) reduce its share capital; and

(ii) buy-back Shares in itself,

on any terms and at any time.

(b) The method of distribution of a reduction of the share capital of the Company may include any or all of the payment of cash, the issue of shares or other securities, the grant of options and the transfer of assets.

(c) If a distribution of reduction of the share capital of the Company includes an issue or transfer of shares in a body corporate, each Member:

(i) agrees to become a member of that body corporate; and

(ii) in the case of transfer, appoints the Company and each Director as its agent to execute an instrument of transfer or other document required to transfer those shares to that Member.

2.5 Unmarketable parcels of Shares

Schedule 4 applies and forms part of this Constitution.

2.6 Registered holder is absolute owner

Except as required by law, the ASTC Operating Rules or this Constitution, the Company is not required to recognise any interest in, or right in respect of, a Share except an absolute right of legal ownership of the Member registered as the holder of that Share.

2.7 Holding statements and certificates

(a) Subject to the Applicable Law, the Company may not issue certificates for Shares, or cancel existing certificates for Shares without issuing any replacement certificate, if the Directors so resolve.

(b) The Company must issue to each Member, in accordance with the Applicable Law, statements of the holdings of Shares registered in the Member's name.

(c) Subject to Article 2.7(a) and the Applicable Law, the Company must issue to each Member, free of charge and in accordance with the Applicable Law, one certificate in respect of each class of Shares registered in the Member's name.

(d) If a Share is jointly held:

(i) the Company is not required to issue more than one certificate for the Share; and

(ii) delivery of a certificate for the Share to any one of the joint holders of the Share is delivery to all the joint holders.

(c) Subject to Article 2.7(a) and the Corporations Act, the Company must issue a replacement certificate for a Share if:

(i) the Company receives and cancels the existing certificate; or

(ii) the Company is satisfied that the existing certificate is lost or destroyed, and the Member complies with all conditions set out in the Corporations Act and pays any fee as the Directors resolve.

2.8 Preference Shares

(a) The Company may issue any Shares as preference Shares including:

(i) preference Shares which are liable to be redeemed in a manner permitted by the *Corporations Act*; and

(ii) preference Shares in accordance with the terms of Schedule 6.

(b) Holders of preference Shares have the same rights as holders of ordinary Shares in relation to receiving notices, reports and audited accounts, and attending meetings of Members.

(c) A holder of a preference Share only has the right to vote:

(i) during a period during which a dividend (or part of a dividend) in respect of the Share is in arrears;

(ii) on a proposal to reduce the share capital of the Company;

(iii) on a resolution to approve the terms of a buy-back agreement;

(iv) on a proposal that affects rights attached to the Share;

(v) on a proposal to wind up the Company;

(vi) on a proposal for the disposal of the whole of the property, business and undertaking of the Company; and

(vii) during the winding up of the Company.

3. Calls, company payments, forfeiture and liens

Schedule 2 applies and forms part of this Constitution.

4. Transfer of shares

4.1 Electronic Transfer Systems

The Company may do any act, matter or thing permitted under the Applicable Law to facilitate involvement by the Company in any system provided under the Applicable Law for the transfer of marketable securities.

4.2 Forms of transfer

(a) Subject to this Constitution, a Member may transfer one or more Shares the Member holds by:

(i) a proper SCH transfer;

(ii) an instrument of transfer in compliance with this Constitution; or

(iii) any other method permitted by the Applicable Law.

(b) Excepted as permitted by the Listing Rules or ASX, a Member must not dispose of restricted securities during the escrow period for those securities.

4.3 Instrument of transfer

An instrument of transfer of a Share referred to in Article 4.2 must be:

(a) in writing;

(b) in any usual form or in any other form approved by the Directors that is otherwise permitted by law;

(c) subject to the Corporations Act, executed by or on behalf of the transferor, and if required by the Company, the transferee;

(d) stamped, if required by a law about stamp duty; and

(e) delivered to the Company, at the place where the Register is kept, together with the certificate (if any) of the Share to be transferred and any other evidence as the Directors require to prove:

(i) the title of the transferor to that Share;

(ii) the right of the transferor to transfer that Share; and

(iii) the proper execution of the instrument of transfer.

4.4 Transferor is holder until transfer registered

Subject to the ASTC Operating Rules, a person transferring a Share remains the registered holder of that Share until the transfer for that Share is registered and the name of the person to whom the Share is being transferred is entered in the Register as the holder of that Share.

4.5 Refusal to register transfers

(a) Subject to:

(i) the Applicable Law;

(ii) Article 4.3 and this Article 4.5; and

(iii) paragraph 2.1(c) of Schedule 2,

the Company must not refuse or fail to register a transfer of Shares.

(b) The Company may refuse to register a transfer of Shares where the Applicable Law permits the Company to do so.

(c) The Company must refuse to register a transfer of Shares where the Applicable Law or a law about stamp duty requires the Company to do so.

(d) Except as permitted by the Listing Rules or ASX, the Company must refuse to acknowledge a disposal (including registering a transfer) of restricted securities during the escrow period for those securities.

(e) Schedule 5 applies and forms part of the Constitution.

(f) The Company may apply, or may request SCH to apply, a holding lock (including to prevent a proper SCH transfer, or to refuse to register a transfer, of Shares) where the Applicable Law permits the Company to do so.

(g) The Company must give notice in writing of any refusal to register a transfer of Shares, and the reasons for the refusal, to the person transferring those Shares and

the person who lodged the transfer (if not the same person) within 5 Business Days after the date on which the transfer was lodged with the Company.

(h) The Company must give notice in writing of any holding lock, and the reasons for the holding lock, to the Member of those Shares within 5 Business Days after the date on which the Company asked for the holding lock.

(i) Failure by the Company to give notice under Article 4.5(f) or 4.5(g) does not invalidate the refusal to register the transfer or the holding lock.

4.6 No registration fee

The Company must not charge a fee to register a transfer of a Share in compliance with this Constitution except as permitted by the Applicable Law.

4.7 Transmission of Shares

Schedule 3 applies and forms part of this Constitution.

5. Proceedings of members

5.1 Who can call meetings of Members

(a) Subject to the Corporations Act, the Directors may call a meeting of Members at a time and place as the Directors resolve.

(b) Subject to the Corporations Act, a Director may call a meeting of Members at a time and place as that Director determines.

(c) The Directors must call and arrange to hold a general meeting on the request of Members made in accordance with the Corporations Act.

(d) The Members may call and arrange to hold a general meeting as provided by the Corporations Act.

5.2 Annual General Meeting

(a) The Company must hold an AGM if required by, and in accordance with, the Applicable Law.

(b) The business of an AGM may include any of the following, even if not referred to in the notice of meeting:

   (i) the consideration of the annual financial report, director's report and auditor's report for the Company;

   (ii) the election of Directors;

   (iii) the appointment of the auditor of the Company; and

   (iv) the fixing of the remuneration of the auditor of the Company.

5.3 How to call meetings of Members

(a) The Company must give not less than Prescribed Notice of a meeting of Members.

(b) Notice of a meeting of Members must be given to ASX, each Member, each Director, each Alternate Director and any auditor of the Company.

(c) Holders of preference Shares have the same rights as holders of ordinary Shares to:

(i) receive notice of a meeting of Members; and

(ii) receive notices, reports and financial reports of the Company.

(d) Subject to Article 5.11(h), a notice of a meeting of Members must:

(i) set out the place, date and time for the meeting (and if the meeting is to be held in 2 or more places, the technology that will be used to facilitate this);

(ii) state the general nature of the business of the meeting; and

(iii) set out or include any other information or documents specified by the Applicable Law.

(e) Subject to the Corporations Act, a notice of a meeting of Members may state the date and time (being not more than 48 hours before the meeting) at which persons will be taken for the purposes of the meeting to hold Shares.

(f) A person may waive notice of any meeting of Members by notice in writing to the Company to that effect.

(g) Subject to the Corporations Act, anything done (including the passing of a resolution) at a meeting of Members is not invalid if either or both a person does not receive notice of the meeting or the Company accidentally does not give notice of the meeting to a person.

5.4 Right to attend meetings

(a) Each Eligible Member and any auditor of the Company is entitled to attend any meetings of Members.

(b) Holders of preference Shares have the same rights as holders of ordinary Shares to attend a meeting of Members.

(c) Subject to this Constitution, each Director is entitled to attend and speak at all meetings of Members.

(d) The chairperson of a meeting of Members may refuse any person admission to, or require a person to leave and remain out of, the meeting if that person:

(i) in the opinion of the chairperson, is not complying with the reasonable directions of the chairperson;

(ii) has any audio or visual recording device;

(iii) has a placard or banner;

(iv) has an article the chairperson considers to be dangerous, offensive or liable to cause disruption;

(v) refuses to produce or to permit examination of any article, or the contents of any article, in the person's possession;

(vi) behaves or threatens to behave in a dangerous, offensive or disruptive manner; or

(vii) is not a:

A. a Member;

B. a proxy, attorney or representative of a Member; or

C. an auditor of the Company.

5.5 Meeting at more than one place

(a) A meeting of Members may be held in 2 or more places linked together by any technology that:

(i) gives the Eligible Members as a whole in those places a reasonable opportunity to participate in proceedings;

(ii) enables the chairperson to be aware of proceedings in each place; and

(iii) enables the Eligible Members in each place to vote on a show of hands and on a poll.

(b) If a meeting of Members is held in 2 or more places under Article 5.5(a):

(i) an Eligible Member present at one of the places is taken to be present at the meeting; and

(ii) the chairperson of that meeting may determine at which place the meeting is taken to have been held.

5.6 Quorum

(a) A quorum for a meeting of Members is 2 Eligible Members entitled to vote at that meeting.

(b) In determining whether a quorum for a meeting of Members is present:

(i) where more than one proxy, attorney or representative of an Eligible Member is present, only one of those persons is counted;

(ii) where a person is present as an Eligible Member and as a proxy, attorney or representative of another Eligible Member, that person is counted only once; and

(iii) where a person is present as a proxy, attorney or representative for more than one Eligible Member, that person is counted separately for each appointment provided that there is at least one other Eligible Member present.

(c) A quorum for a meeting of Members must be present at the commencement of the meeting. If a quorum is present at the commencement of a meeting of Members, it is taken to be present throughout the meeting unless the chairperson otherwise determines.

(d) If a quorum is not present within 30 minutes after the time appointed for a meeting of Members:

(i) if the meeting was called under Article 5.1(c) or Article 5.1(d), the meeting is dissolved; and

(ii) any other meeting is adjourned to the date, time and place as the Directors may by notice to the Members appoint, or failing any appointment, to the same day in the next week at the same time and

place as the meeting adjourned.

(e) If a quorum is not present within 30 minutes after the time appointed for an adjourned meeting of Members, the meeting is dissolved.

5.7 Chairperson

(a) The chairperson of Directors must (if present within 15 minutes after the time appointed for the holding of the meeting and willing to act) chair each meeting of Members.

(b) If at a meeting of Members:

(i) there is no chairperson of Directors;

(ii) the chairperson of Directors is not present within 15 minutes after the time appointed for the holding of a meeting of Members; or

(iii) the chairperson of Directors is present within that time but is not willing to chair all or part of that meeting,

the Directors present may, by majority vote, elect a person present to chair all or part of the meeting of Members.

(c) Subject to Article 5.7(a), if at a meeting of Members:

(i) a chairperson of that meeting has not been elected by the Directors under Article 5.7(b); or

(ii) the chairperson elected by the Directors is not willing to chair all or part of a meeting of Members,

the Eligible Members present must elect another person present and willing to act to chair all or part of that meeting.

5.8 General conduct of meetings

(a) Subject to the Corporations Act, the chairperson of a meeting of Members is responsible for the general conduct of that meeting and for the procedures to be adopted at that meeting.

(b) The chairperson of a meeting of Members may:

(i) make rulings or adjourn a meeting of Members without putting the question (or any question) to the vote if that action is required to ensure the orderly conduct of the meeting;

(ii) determine the procedures to be adopted for the casting or recording of votes;

(iii) determine any dispute concerning the admission, validity or rejection of a vote at a meeting of Members;

(iv) subject to the Corporations Act, terminate debate or discussion on any matter being considered at the meeting and require that matter be put to a vote;

(v) subject to the Corporations Act, refuse to allow debate or discussion on any matter which is not business referred to in the notice of that meeting or is not business referred to in Article 5.2(b); or

(vi) subject to the Corporations Act, refuse to allow any amendment to be moved to a resolution set out in the notice of that meeting.

(c) The chairperson of a meeting of Members may delegate any power conferred by this Article to any person.

(d) The powers conferred on the chairperson of a meeting of Members under this Article 5.8 do not limit the powers conferred by law.

5.9 Resolutions of Members

(a) Subject to the Corporations Act, a resolution is passed if more votes are cast in favour of the resolution by Members entitled to vote on the resolution than against the resolution.

(b) Unless a poll is requested in accordance with Article 5.10, a resolution put to the vote at a meeting of Members must be decided on a show of hands.

(c) A declaration by the chairperson of a meeting of Members that a resolution has on a show of hands is passed, passed by a particular majority, or not passed, and an entry to that effect in the minutes of the meeting, are sufficient evidence of that fact, unless proved incorrect.

(d) The Directors may determine that Eligible Members may vote at a meeting of Members without an Eligible Member being present at that meeting in person or by proxy, attorney or representative (and voting in this manner is referred to in this Article as direct voting). The Directors may determine rules and procedures in relation to direct voting, including the class of Eligible Members entitled to cast a direct vote, the manner in which a direct vote may be cast, the circumstances in which a direct vote will be valid and the effect of an Eligible Member casting both a direct vote and a vote in any other manner. Where a notice of meeting specifies that direct voting may occur by Eligible Members, a direct vote cast by an Eligible Member is taken to have been cast by that person at the meeting if the rules and procedures for direct voting determined by the Directors (whether set out in the notice of meeting or otherwise) are complied with.

5.10 Polls

(a) A poll may be demanded on any resolution at a meeting of Members except:

(i) the election of a chairperson of that meeting; or

(ii) the adjournment of that meeting.

(b) A poll on a resolution at a meeting of Members may be demanded by:

(i) at least 5 Eligible Members present and entitled to vote on that resolution;

(ii) one or more Eligible Members present and who are together entitled to at least 5% of the votes that may be cast on that resolution on a poll; or

(iii) the chairperson of that meeting.

(c) A poll on a resolution at a meeting of Members may be demanded:

(i) before a vote on that resolution is taken; or

(ii) before or immediately after the results of the vote on that resolution on a

show of hands are declared.

(d) A demand for a poll may be withdrawn.

(e) A poll demanded on a resolution at a meeting of Members must be taken in the manner and at the time and place the chairperson directs.

(f) The result of a poll demanded on a resolution of a meeting of Members is a resolution of that meeting.

(g) A demand for a poll on a resolution of a meeting of Members does not prevent the continuance of that meeting or that meeting dealing with any other business.

5.11 Adjourned, cancelled and postponed meetings

(a) Subject to the Corporations Act, the chairperson:

(i) may adjourn a meeting of Members to any day, time and place; and

(ii) must adjourn a meeting of Members if the Eligible Members present with a majority of votes that may be cast at that meeting agree or direct the chairperson to do so. The chairperson may adjourn that meeting to any day, time and place.

(b) No person other than the chairperson of a meeting of Members may adjourn that meeting.

(c) The Company is only required to give notice of a meeting of Members resumed from an adjourned meeting if the period of adjournment exceeds the Prescribed Period.

(d) Only business left unfinished is to be transacted at a meeting of Members resumed after an adjournment.

(e) Subject to the Corporations Act and this Article 5.11, the Directors may at any time postpone or cancel a meeting of Members by giving notice not less than 5 Business Days before the time at which the meeting was to be held to ASX and each person who is, at the date of the notice:

(i) a Member;

(ii) a Director or Alternate Director; or

(iii) an auditor of the Company.

(f) A general meeting called under Article 5.1(c) must not be cancelled by the Directors without the consent of the Members who requested the meeting.

(g) A general meeting called under Article 5.1(d) must not be cancelled or postponed by the Directors without the consent of the Members who called the meeting.

(h) A notice of a meeting of Members resumed from an adjourned meeting and a notice postponing a meeting of Members must set out the place, date and time for the revised meeting (and if the revised meeting is to be held in 2 or more places, the technology that will be used to facilitate this).

5.12 Number of votes

(a) Subject to this Constitution and any rights or restrictions attached to a class of Shares, on a show of hands at a meeting of Members, every Eligible Member

present has one vote.

(b) Subject to this Constitution and any rights or restrictions attached to a class of Shares, on a poll at a meeting of Members, every Eligible Member present has:

(i) one vote for each fully paid up Share (whether the issue price of the Share was paid up or credited or both) that the Eligible Member holds; and

(ii) a fraction of one vote for each partly paid up Share that the Eligible Member holds. The fraction is equal to the proportion which the amount paid up on that Share (excluding amounts credited) is to the total amounts paid up and payable (excluding amounts credited) on that Share.

(c) Amounts paid in advance of a call are ignored when calculating the proportion under Article 5.12(b)(ii).

(d) If the total number of votes to which an Eligible Member is entitled on a poll does not constitute a whole number, the Company must disregard the fractional part of that total.

(e) A holder of a preference Share has the right to vote in the following circumstances only:

(i) during a period during which a Dividend (or part of a Dividend) in respect of Shares is in arrears;

(ii) on a proposal to reduce the share capital of the Company;

(iii) on a resolution to approve the terms of a buy-back agreement;

(iv) on a proposal that affects the rights attached to the Share;

(v) on a proposal to wind up the Company;

(vi) on a proposal for the disposal of the whole of the property, business and undertaking of the Company; and

(vii) during the winding up of the Company.

(f) If a Share is held jointly and more than one Member votes in respect of that Share, only the vote of the Member whose name appears first in the Register counts.

(g) A person may vote in respect of a Share at a meeting of Members if:

(i) the person is entitled to be registered as the holder of that Share because of a Transmission Event; and

(ii) the person satisfied the Directors of that entitlement not less than 48 hours before that meeting.

In that event, the Member of that Share must not vote.

(h) A Member who holds restricted securities is not entitled to any voting rights in respect of those restricted securities during:

(i) a breach of the Listing Rules relating to those restricted securities; or

(ii) a breach of a restriction agreement.

(i) An Eligible Member present at a meeting of Members is not entitled to vote on any resolution in respect of any Shares on which any calls due and payable in respect of those Shares have not been paid.

(j) An Eligible Member present at a meeting of Members is not entitled to vote on a resolution at that meeting where that vote is prohibited by the Applicable Law, an order of a court of competent jurisdiction or ASX.

(k) The Company must disregard any vote on a resolution purported to be cast by a Member present at a meeting of Member where that person is not entitled to vote on that resolution.

(l) The authority of proxy or attorney for an Eligible Member to speak or vote at a meeting of Members in respect of the Shares to which the authority relates is suspended while the Eligible Member is present in person at that meeting.

(m) If more than one proxy or attorney for an Eligible Member is present at a meeting of Members:

(i) none of them is entitled to vote on a show of hands; and

(ii) on a poll, the vote of each one is of no effect where the aggregate number or proportion of the Eligible Member's votes for which they have been appointed exceeds the total number or proportion of votes that could be cast by the Eligible Member.

5.13 Objections to qualification to vote

(a) An objection to the qualification of any person to vote at a meeting of Members may only be made:

(i) before that meeting, to the Directors; or

(ii) at that meeting (or any resumed meeting if that meeting is adjourned), to the chairperson of that meeting.

(b) Any objection under Article 5.13(a) must be decided by the Directors or the chairperson of the meeting of Members (as the case may be), whose decision, made in good faith, is final and conclusive.

5.14 Proxies, attorneys and representatives

(a) An Eligible Member, who is entitled to attend and cast a vote at a meeting of Members, may vote on a show of hands and on a poll:

(i) in person or, if the Member is a body corporate, by its representative appointed in accordance with the *Corporations Act*;

(ii) by proxy or, if the Member is entitled to cast two or more votes at the meeting, by not more than 2 proxies; or

(iii) by attorney or, if the Member is entitled to cast two or more votes at the meeting, by not more than 2 attorneys.

(b) A proxy, attorney or representative of a Member need not be a Member.

(c) A Member may appoint a proxy, attorney or representative for:

(i) all or any number of meetings of Members; or

(ii) a particular meeting of Members.

(d) An instrument appointing a proxy is valid if it is signed by the Member making the appointment and contains:

(i) the name and address of that Member;

(ii) the name of the Company;

(iii) the name of the proxy or the name of the office of the proxy; and

(iv) the meetings of Members at which the proxy may be used.

(e) The chairperson of a meeting of Members may determine that an instrument appointing a proxy is valid even if it contains only some of the information specified in Article 5.14(d).

(f) An instrument appointing an attorney or representative must be in a form as the Directors may prescribe or accept.

(g) Subject to the Corporations Act, the decision of the chairperson of a meeting of Members as to the validity of an instrument appointing a proxy, attorney or representative is final and conclusive.

(h) Unless otherwise provided in the Corporations Act or in the appointment, a proxy or attorney may:

(i) agree to a meeting of Members being called by shorter notice than is required by the Corporations Act or this Constitution;

(ii) agree to a resolution being either or both proposed and passed at a meeting of Members of which notice of less than the Prescribed Period is given;

(iii) speak on any resolution at a meeting of Members on which the proxy or attorney may vote;

(iv) vote at a meeting of Members (but only to the extent allowed by the appointment);

(v) demand or join in demanding a poll on any resolution at a meeting of Members on which the proxy or attorney may vote; and

(vi) attend and vote at any meeting of Members which is rescheduled or adjourned.

(i) Unless otherwise provided in the Corporations Act or in the appointment, a proxy or attorney may vote on:

(i) any amendment to a resolution on which the proxy or attorney may vote

(ii) any motion not to put that resolution or any similar motion; and

(iii) any procedural motion relating to that resolution, including a motion to elect the chairperson of a meeting of Members, vacate the chair or adjourn that meeting,

even if the appointment directs the proxy or attorney how to vote on that resolution.

(j) The Company must only send a form of proxy to Eligible Members in respect of a

meeting of Members which provides for the Eligible Member:

(i) to appoint a proxy of the Eligible Member's choice, but may specify who is to be appointed as proxy if the Eligible Member does not choose; and

(ii) to vote for or against each resolution, and may also provide for the Eligible Member to abstain from voting on each resolution.

(k) If the name of the proxy or the name of the office of the proxy in a proxy form of an Eligible Member is not filled in, the proxy of that Eligible Member is:

(i) the person specified by the Company in the form of proxy in the case the Eligible Member does not choose; or

(ii) if no person is so specified, the chairperson of that meeting.

(l) An Eligible Member may specify the manner in which a proxy or attorney is to vote on a particular resolution at a meeting of Members.

(m) The appointment of a proxy or attorney by an Eligible Member may specify the proportion or number of the Eligible Member's votes that the proxy or attorney may exercise.

(n) If an Eligible Member appoints 2 persons as proxy or attorney, and the appointment does not specify the proportion or number of the Eligible Member's votes those persons may exercise, those persons may exercise one half of the votes of the Eligible Member.

(o) If the total number of votes to which a proxy or attorney is entitled to exercise does not constitute a whole number, the Company must disregard the fractional part of that total.

(p) An appointment of proxy or attorney for a meeting of Eligible Members is effective only if the Company receives the appointment (and any authority under which the appointment was signed or a certified copy of the authority) not less than 48 hours before the time scheduled for commencement of that meeting (or any adjournment of that meeting).

(q) Unless the Company has received notice in writing of the matter not less than 48 hours before the time scheduled for the commencement of a meeting of Members, a vote cast at that meeting by a person appointed by an Eligible Member as a proxy, attorney or representative is, subject to this Constitution and the Applicable Law, valid even if, before the person votes:

(i) there is a Transmission Event in respect of that Eligible Member;

(ii) that Eligible Member revokes the appointment of that person;

(iii) that Eligible Member revokes the authority under which the person was appointed by a third party; or

(iv) that Eligible Member transfers the Shares in respect of which the appointment is made.

6. Directors

6.1 Number of Directors

(a) The Company must have not less 3, and not more than 15, Directors.

(b) The Company in general meeting may by ordinary resolution alter the maximum or minimum number of Directors provided that the minimum is not less than 3.

(c) Subject to this Article 6.1, the Directors must determine the number of Directors provided that the Directors cannot reduce the number of Directors below the number in office at the time that determination takes effect.

(d) If the number of Directors is below the minimum fixed by this Constitution, the Directors must not act except in emergencies, for appointing one or more directors in order to make up a quorum for a meeting of Directors, or to call and arrange to hold a meeting of Members.

6.2 Appointment of Directors

(a) The first Directors are the persons specified as directors in the application for the registration of the Company under the *Corporation Law*.

(b) Subject to Article 6.1, the Directors may appoint any person as a Director.

(c) The Company in general meeting may by ordinary resolution appoint any person as a Director.

(d) A Director need not be a Member.

(e) The Company must hold an election of Directors each year.

(f) The Company must accept nominations for the election of a Director:

(i) in the case of a meeting of Members called under Article 5.2(b), 30 Business Days; or

(ii) otherwise, 35 Business Days,

before the date of the meeting of Members at which the Director may be elected.

(g) A nomination of a person for Director (other than a Director retiring in accordance with this Constitution) must be a notice in writing signed by a Member entitled to attend and vote at the meeting of Members at which the election is proposed, and be accompanied by a notice in writing signed by the nominee consenting to the nomination.

6.3 Retirement of Directors and Vacation of office

(a) Articles 6.3(b), 6.3(c), 6.3(d), 6.3(h) and 6.3(i) do not apply to the managing director of the Company, or if more than one, the managing director of the Company determined by the Directors.

(b) A Director must retire from office no later than the longer of:

(i) the third annual general meeting; or

(ii) 3 years,

following that Director's last election or appointment, and is eligible for re-election.

(c) If the Company has 3 or more Directors, one third of the Directors (rounded down to the nearest whole number) must retire at each AGM, and is eligible for re-election.

(d) If, excluding the managing director, the Company has less than 3 Directors, one

Director must retire at each AGM, and is eligible for re-election.

(e) The Directors to retire under Articles 6.3(c) and 6.3(d) are:

(i) those who have held their office as Director the longest period of time since their last election or appointment to that office; and

(ii) if two or more Directors have held office for the same period of time, those Directors determined by lot, unless those Directors agree otherwise.

(f) A Director may resign from office by giving the Company notice in writing.

(g) Subject to the Corporations Act, the Company in general meeting convened on Prescribed Notice may by ordinary resolution remove any Director, and if thought fit, appoint another person in place of that Director.

(h) A Director appointed under Article 6.2(b) may retire at the next general meeting of the Company and is eligible for re-election at that meeting.

(i) Unless a Director appointed under Article 6.2(b) has retired under Article 6.3(h), that Director must retire at the next AGM, and is eligible for re-election at that meeting.

(j) A Director ceases to be a Director if:

(i) the Director becomes of unsound mind or a person whose property is liable to be dealt with under a law about mental health;

(ii) the Director is absent without the consent of the Directors from all meetings of the Directors held during a period of 6 months and the other Directors resolve that his or her office be vacated;

(iii) the Director resigns or is removed under this Constitution;

(iv) the Director is an Executive Director and ceases to be an employee of the Company or of a related body corporate of the Company;

(v) the Director becomes an insolvent under administration; or

(vi) the Corporations Act so provides.

6.4 Alternate Directors

(a) With the approval of a majority of the other Directors, a Director may appoint a person as an alternate director of that Director for any period.

(b) An Alternate Director need not be a Member.

(c) The appointing Director may terminate the appointment of his or her Alternate Director at any time.

(d) A notice of appointment, or termination of appointment, of an Alternate Director is effective only if:

(i) the notice is in writing;

(ii) the notice is signed by the Director who appointed that Alternate Director; and

(iii) the Company is given a copy of the notice.

(e) If the Director who appointed an Alternate Director is not present at a meeting of Directors, that Alternate Director may, subject to this Constitution and the Applicable Law:

(i) attend, count in the quorum of, speak at, and vote at that meeting in place of that appointing Director; and

(ii) exercise any other powers (except the power under Article 6.4(a)) that the appointing Director may exercise.

(f) An Alternate Director cannot exercise any powers of his or her appointing Director if that appointing Director ceases to be a Director.

(g) A person does not cease to be a Director under Article 6.4(f) if that person retires as a Director at a meeting of Members and is re-elected as a Director at that meeting.

(h) Subject to Article 6.5(g), the Company is not required to pay any remuneration to an Alternate Director.

(i) An Alternate Director is an officer of the Company and not an agent of his or her appointing Director.

6.5 Remuneration of Directors

(a) The Company may pay to the Non-Executive Directors a maximum total amount of director's fees (excluding salaries or other employee benefits), determined by the Company in general meeting, or until so determined, as the Directors resolve.

(b) The remuneration of the Non-Executive Directors must not be set as a commission on, or percentage of, profits or operating revenue.

(c) The Directors may determine the manner in which all or part of the amount in Article 6.5(a) is divided between the Non-Executive Directors, or until so determined, the amount in Article 6.5(a) must be divided between the Non-Executive Directors equally.

(d) The remuneration of the Non-Executive Directors is taken to accrue from day to day.

(e) The remuneration of the Executive Directors:

(i) must, subject to the provisions of any contract between each of them and the Company, be fixed by the Directors; and

(ii) must not be set as a commission on, or percentage of, operating revenue.

(f) If a Director performs extra or special services, including being:

(i) a member on a committee of Directors; or

(ii) the chairperson of Directors or deputy chairperson of Directors,

the Company may, subject to the Corporations Act and this Article 6.5, pay additional remuneration or provide benefits to that Director as the Directors resolve.

(g) The Company must pay all reasonable travelling, accommodation and other expenses that a Director or Alternate Director properly incurs:

(i) in attending meetings of Directors or any meetings of committees of Directors;

(ii) in attending any meetings of Members; and

(iii) in connection with the business of the Company.

(h) Subject to the Applicable Law, any Director may participate in any fund, trust or scheme for the benefit of:

(i) past or present employees or Directors of the Company or a related body corporate of the Company; or

(ii) the dependants of, or persons connected with, any person referred to in Article 6.5(h)(i).

(i) Subject to the Applicable Law, the Company may give, or agree to give, a person a benefit in connection with that person's, or someone else's, retirement from a board or managerial office in the Company or a related body corporate of the Company.

6.6 Interests of Directors

(a) A Director may:

(i) hold an office or place of profit (except as auditor) in the Company, on any terms as the Directors resolve;

(ii) hold an office or otherwise be interested in any related body corporate of the Company or other body corporate in which the Company is interested; or

(iii) act, or the Director's firm may act, in any professional capacity for the Company (except as auditor) or any related body corporate of the Company or other body corporate in which the Company is interested,

and retain the benefits of doing so if the Director discloses in accordance with the Corporations Act the interest giving rise to those benefits.

(b) If a Director discloses the interest of the Director in accordance with the Corporations Act:

(i) the Director may contract or make an arrangement with the Company, or a related body corporate of the Company or a body corporate in which the Company is interested, in any matter in any capacity;

(ii) the Director may, subject to the Corporations Act, be counted in a quorum for a meeting of Directors considering that contract or arrangement;

(iii) the Director may, subject to the Applicable Law, vote on whether the Company enters into the contract or arrangement, and on any matter that relates to the contract, arrangement or interest;

(iv) the Director may sign on behalf of the Company, or witness the affixing of the common seal of the Company to, any document in respect of the contract or arrangement;

(v) the Director may retain the benefits under the contract or arrangement; and

(vi) the Company cannot avoid the contract or arrangement merely because of the existence of the Director's interest.

7. Officers

7.1 Managing Director

(a) The Directors may appoint one or more of themselves as a managing director, for any period and on any terms (including as to remuneration) the Directors resolve.

(b) Subject to any agreement between the Company and a managing director, the Directors may remove or dismiss a managing director at any time, with or without cause.

(c) The Directors may delegate any of their powers (including the power to delegate) to a managing director.

(d) The Directors may revoke or vary:

(i) the appointment of a managing director; or

(ii) any power delegated to a managing director.

(e) A managing director must exercise the powers delegated to him or her in accordance with any directions of the Directors.

(f) The exercise of a power by a managing director is as effective as if the Directors exercised the power.

(g) A person ceases to be a managing director if the person ceases to be a Director.

7.2 Secretary

(a) The first Secretary is the person specified in the application for registration of the Company as company secretary.

(b) The Directors may appoint one or more Secretaries, for any period and on any terms (including as to remuneration) the Directors resolve.

(c) Subject to any agreement between the Company and a Secretary, the Directors may remove or dismiss a Secretary at any time, with or without cause.

(d) The Directors may revoke or vary the appointment of a Secretary.

7.3 Indemnity and insurance

(a) To the extent permitted by law, the Company must indemnify each Relevant Officer against:

(i) a Liability of that person; and

(ii) Legal Costs of that person.

(b) To the extent permitted by law, the Company may make a payment (whether by way of advance, loan or otherwise) to a Relevant Officer in respect of Legal Costs of that person.

(c) To the extent permitted by law, the Company may pay, or agree to pay, a premium for a contract insuring a Relevant Officer against:

(i) a Liability of that person; and

(ii) Legal Costs of that person.

(d) To the extent permitted by law, the Company may enter into an agreement or deed with:

(i) a Relevant Officer; or

(ii) a person who is, or has been an officer of the Company or a subsidiary of the Company,

under which the Company must do all or any of the following:

(iii) keep books of the Company and allow either or both that person and that person's advisers access to those books on the terms agreed;

(iv) indemnify that person against any Liability of that person;

(v) make a payment (whether by way of advance, loan or otherwise) to that person in respect of Legal Costs of that person; and

(vi) keep that person insured in respect of any act or omission by that person while a Relevant Officer or an officer of the Company or a subsidiary of the Company, on the terms agreed (including as to payment of all or part of the premium for the contract of insurance).

8. Powers of the company and directors

8.1 General powers

(a) The Company may exercise in any manner permitted by the Corporations Act any power which a public company limited by shares may exercise under the Corporations Act.

(b) The business of the Company is managed by or under the direction of the Directors.

(c) The Directors may exercise all the powers of the Company except any powers that the Corporations Act or this Constitution requires the Company to exercise in general meeting.

8.2 Execution of documents

(a) If the Company has a common seal, the Company may execute a document if that seal is fixed to the document and the fixing of that seal is witnessed by:

(i) 2 Directors;

(ii) a Director and a Secretary; or

(iii) a Director and another person appointed by the Directors for that purpose.

(b) The Company may execute a document without a common seal if the document is signed by:

(i) 2 Directors;

(ii) a Director and a Secretary; or

(iii) a Director and another person appointed by the Directors for that purpose.

(c) The Company may execute a document as a deed if the document is expressed to be executed as a deed and is executed in accordance with Article 8.2(a) or 8.2(b).

(d) The Directors may resolve, generally or in a particular case, that any signature on certificates for securities of the Company may be affixed by mechanical or other means.

(e) Negotiable instruments may be signed, drawn, accepted, endorsed or otherwise executed by or on behalf of the Company in the manner and by the persons as the Directors resolve.

8.3 Committees and delegates

(a) The Directors may delegate any of their powers (including this power to delegate) to a committee of Directors, a Director, an employee of the Company or any other person.

(b) The Directors may revoke or vary any power delegated under Article 8.3(a).

(c) A committee or delegate must exercise the powers delegated in accordance with any directions of the Directors.

(d) The exercise of a power by the committee or delegate is as effective as if the Directors exercised the power.

(e) Article 9 applies with the necessary changes to meetings of a committee of Directors.

8.4 Attorney or agent

(a) The Directors may appoint any person to be attorney or agent of the Company for any purpose, for any period and on any terms (including as to remuneration) the Directors resolve.

(b) The Directors may delegate any of their powers (including the power to delegate) to an attorney or agent.

(c) The Directors may revoke or vary:

(i) an appointment under Article 8.4(a); or

(ii) any power delegated to an attorney or agent.

9. Proceedings of directors

9.1 Written resolutions of Directors

(a) The Directors may pass a resolution without a meeting of the Directors being held if all the Directors entitled to vote on the resolution assent to a document containing a statement that they are in favour of the resolution set out in the document.

(b) Separate copies of the document referred to in Article 9.1(a) may be used for assenting to by Directors if the wording of the resolution and the statement is identical in each copy.

(c) A Director may signify assent to a document under this Article 9.1 by signing the document or by notifying the Company of the assent of the Director:

(i) in a manner permitted by Article 11.3; or

(ii) by any technology including telephone.

(d) Where a Director signifies assent to a document under Article 9.1(c) other than by signing the document, the Director must by way of confirmation sign the document before or at the next meeting of Directors attended by that Director.

(e) The resolution the subject of a document under Article 9.1(a) is not invalid if a Director does not comply with Article 9.1(d).

9.2 Meetings of Directors

(a) The Directors may meet, adjourn and otherwise regulate their meetings as they think fit.

(b) A meeting of Directors may be held using any technology consented to by a majority of the Directors.

(c) The consent of a Director under Article 9.2(b):

(i) may be for all meetings of Directors or for any number of meetings; and

(ii) may only be withdrawn by that Director within a reasonable period before a meeting of Directors.

(d) If a meeting of Directors is held in 2 or more places linked together by any technology:

(i) a Director present at one of the places is taken to be present at the meeting unless and until the Director states to the chairperson of the meeting that the Director is discontinuing their participation in the meeting; and

(ii) the chairperson of that meeting may determine at which place the meeting will be taken to have been held.

9.3 Who can call meetings of Directors

(a) A Director may call a meeting of Directors at any time.

(b) On request of any Director, a Secretary of the Company must call a meeting of the Directors.

9.4 How to call meetings of Directors

(a) Notice of a meeting of Directors must be given to each Director and Alternate Director.

(b) The Company must give not less than 24 hours notice of a meeting of Directors, unless all Directors agree otherwise.

(c) A Director or Alternate Director may waive notice of a meeting of Directors by notice in writing to the Company to that effect.

9.5 Quorum

(a) Subject to the Corporations Act, a quorum for a meeting of Directors is:

(i) if the Directors have fixed a number for the quorum, that number of Directors; and

(ii) in any other case, 2 Directors entitled to vote on a resolution that may be proposed at that meeting.

(b) In determining whether a quorum for a meeting of Directors is present:

(i) where a Director has appointed an Alternate Director, that Alternate Director is counted if the appointing Director is not present;

(ii) where a person is present as Director and an Alternate Director for another Director, that person is counted separately provided that there is at least one other Director or Alternate Director present; and

(iii) where a person is present as an Alternate Director for more than one Director, that person is counted separately for each appointment provided that there is at least one other Director or Alternate Director present.

(c) A quorum for a meeting of Directors must be present at all times during the meeting.

(d) If there are not enough persons to form a quorum for a meeting of Directors, one or more of the Directors (including those who have an interest in a matter being considered at that meeting) may call a general meeting and the general meeting may pass a resolution to deal with the matter.

9.6 Chairperson

(a) The Directors may elect a Director as chairperson of Directors or deputy chairperson of Directors for any period they resolve, or if no period is specified, until that person ceases to be a Director.

(b) The Directors may remove the chairperson of Directors or deputy chairperson of Directors at any time.

(c) The chairperson of Directors must (if present within 15 minutes after the time appointed for the holding of the meeting and will to act) chair each meeting of Directors.

(d) If:

(i) there is no chairperson of Directors; or

(ii) the chairperson of Directors is not present within 15 minutes after the time appointed for the holding of a meeting of Directors; or

(iii) the chairperson of Directors is present within that time but is not willing to chair all or part of that meeting,

then if the Directors have elected a deputy chairperson of Directors, the deputy chairperson of Directors must (if present within 15 minutes after the time appointed for the holding of the meeting and will to act) chair all or part of the meeting of Directors.

(e) Subject to Articles 9.6(c) and 9.6(d), if:

(i) there is no deputy chairperson of Directors; or

(ii) the deputy chairperson of Directors is not present within 15 minutes after the time appointed for the holding of a meeting of Directors; or

(iii) the deputy chairperson of Directors is present within that time but is not willing to chair all or part of that meeting,

the Directors present must elect one of themselves to chair all or part of the meeting of Directors.

(f) A person does not cease to be a chairperson of Directors or deputy chairperson of Directors if that person retires as a Director at a meeting of Members and is re-elected as a Director at that meeting.

9.7 Resolutions of Directors

(a) A resolution of Directors is passed if more votes are cast in favour of the resolution than against it.

(b) Subject to Article 6.6 and this Article 9.7, each Director has one vote on a matter arising at a meeting of the Directors.

(c) In determining the number of votes a Director has on a matter arising at a meeting of Directors:

(i) where a person is present as Director and an Alternate Director for another Director, that person has one vote as a Director and, subject to Article 6.4(e), one vote as an Alternate Director; and

(ii) where a person is present as an Alternate Director for more than one Director, that person has, subject to Article 6.4(e), one vote for each appointment.

(d) Subject to the Applicable Law, in case of an equality of votes on a resolution at a meeting of Directors, the chairperson of that meeting has a casting vote on that resolution in addition to any vote the chairperson has in his or her capacity as a Director in respect of that resolution.

10. Dividends and profits

10.1 Who may determine dividends

(a) Subject to any rights or restrictions attached to a class of Shares, the Company may pay Dividends as the Directors resolve but only out of profits of the Company.

(b) Subject to the Applicable Law, the Directors may determine that a Dividend is payable on Shares and fix:

(i) the amount of the Dividend;

(ii) whether the Dividend is franked, the franking percentage and the franking class;

(iii) the time for determining entitlements to the Dividend;

(iv) the time for the payment of the Dividend; and

(v) the method of payment of the Dividend.

(c) The method of payment of a Dividend may include any or all of the payment of cash, the issue of shares or other securities, the grant of options and the transfer of assets.

(d) If the method of payment of a Dividend includes an issue or transfer of shares in a body corporate, each Member:

(i) agrees to become a member of that body corporate; and

(ii) in the case of a transfer, appoints the Company and each Director as its agent to execute instrument of transfer or other document required to transfer those shares to that Member.

(e) Subject to the Applicable Law, a Dividend in respect of a Share must be paid to the person whose name is entered in the Register as the holder of that Share:

(i) where the Directors have fixed a time under Article 10.1(b)(iii), at that time; or

(ii) in any other case, on the date the Dividend is paid.

(f) A Member who holds restricted securities is not entitled to any Dividends in respect of those restricted securities during:

(i) a breach of the Listing Rules relating to those restricted securities; or

(ii) a breach of a restriction agreement.

10.2 Dividends for different classes

The Directors may determine that Dividends be paid:

(a) on Shares of one class but not another class; and

(b) at different rates for different classes of Shares.

10.3 Dividends proportional to paid up capital

(a) Subject to any rights or restrictions attached to a class of Shares, the person entitled to a Dividend on a Share is entitled to:

(i) if the Share is fully paid (whether the issue price of the Share was paid or credited or both), the entire Dividend; or

(ii) if the Share is partly paid, a proportion of that Dividend equal to the proportion which the amount paid (excluding amounts credited) on that Share is of the total amounts paid or payable (excluding amounts credited) on that Share.

(b) Amounts paid in advance of a call on a Share are ignored when calculating the proportion under Article 10.3(a)(ii).

10.4 Effect of a transfer on Dividends

If a transfer of a Share is registered after the time determined for entitlements to a Dividend on that Share but before the Dividend is paid, the person transferring that Share is, subject to the ASTC Operating Rules, entitled to that Dividend.

10.5 No interest on Dividends

The Company is not required to pay any interest on a Dividend.

10.6 Unpaid amounts

The Company may retain the whole or part of any Dividend on which the Company has a lien and apply that amount in total or part satisfaction of any amount secured by that lien.

10.7 Capitalisation of profits

(a) The Directors may capitalise any profits of the Company and distribute that capital to the Members, in the same proportions as the Members are entitled to a distribution by Dividend.

(b) The Directors may fix the time for determining entitlements to a capitalisation of profits.

(c) The Directors may decide to apply capital under Article 10.7(a) in either or both of the following ways:

(i) in paying up an amount unpaid on Shares already issued; and

(ii) in paying up in full any unissued Shares or other securities in the Company.

(d) The Members must accept an application of capital under Article 10.7(c) in full satisfaction of their interests in that capital.

10.8 Distributions of assets

The Directors may settle any problem concerning a distribution under Article 10 in any way. This may include:

(a) rounding amounts up or down to the nearest whole number;

(b) ignoring fractions;

(c) valuing assets for distribution;

(d) paying cash to any Member on the basis of that valuation; and

(e) vesting assets in a trustee on trust for the Members entitled.

10.9 Dividend plans

(a) The Directors may establish a dividend selection plan or bonus share plan on any terms, under which participants may elect in respect of all or part of their Shares:

(i) to receive a Dividend from the Company paid in whole or in part out of a particular fund or reserve or out of profits derived from a particular source; or

(ii) to forego a Dividend from the Company and receive some other form of distribution or entitlement (including securities) from the Company or another body corporate or a trust.

(b) The Directors may establish a dividend reinvestment plan on any terms, under which participants may elect in respect of all or part of their Shares to apply the whole or any part of a Dividend from the Company in subscribing for securities of the Company or a related body corporate of the Company.

(c) Subject to the Listing Rules, the Directors may implement, amend, suspend or terminate a plan established under this Article 10.9.

11. Notices and payments

11.1 Notice to Members

(a) The Company may give notice to a Member:

(i) in person;

(ii) by sending it by post to the address of the Member in the Register or the alternative address (if any) nominated by that Member; or

(iii) by sending it to the fax number or electronic address (if any) nominated by that Member.

(b) If the address of a Member in the Register is not within Australia, the Company must send all documents to that Member by air-mail, air courier or by fax.

(c) The Company must give any notice to Members who are joint holders of a Share to the person named first in the Register in respect of that Share, and that notice is notice to all holders of that Share.

(d) The Company may give notice to a person entitled to a Share because of a Transmission Event in any manner specified in Article 11.1(a).

(e) Notice to a person entitled to a Share because of a Transmission Event is taken to be notice to the Member of that Share.

(f) Subject to the Corporations Act, a notice to a Member is sufficient, even if:

(i) a Transmission Event occurs in respect of that Member (whether or not a joint holder of a Share); or

(ii) that Member is an externally administered body corporate,

and regardless of whether or not the Company has notice of that event.

(g) A person entitled to a Share because of a transfer, Transmission Event or otherwise, is bound by every notice given in respect of that Share.

(h) Any notice required or allowed to be given by the Company to one or more Members by advertisement is, unless otherwise stipulated, sufficiently advertised if advertised once in a daily newspaper circulating in the states and territories of Australia.

11.2 Notice to Directors

The Company may give notice to a Director or Alternate Director:

(a) in person;

(b) by sending it by post to the usual residential address of that person or the alternative address (if any) nominated by that person;

(c) by sending it to the fax number or electronic address (if any) nominated by that person; or

(d) by any other means agreed between the Company and that person.

11.3 Notice to the Company

A person may give notice to the Company:

(a) by leaving it at the registered office of the Company;

(b) by sending it by post to the registered office of the Company;

(c) by sending it to the fax number at the registered office of the Company;

(d) by sending it to the electronic address (if any) nominated by the Company for that purpose; or

(e) by any other means permitted by the Corporations Act.

11.4 Time of service

(a) A notice sent by post to an address within or outside Australia is taken to be given:

(i) in the case of a notice of meeting, one Business Day after it is posted; or

(ii) in any other case, at the time at which the notice would be delivered in the ordinary course of post.

(b) A notice sent by air courier to a place outside Australia is taken to be given one Business Day after delivery to the air courier.

(c) A notice sent by fax is taken to be given on the Business Day it is sent, provided that the sender's transmission report shows that the whole notice was sent to the correct fax number.

(d) The giving of a notice by post, air-mail or air courier is sufficiently proved by evidence that the notice:

(i) was addressed to the correct address of the recipient; and

(ii) was placed in the post or delivered to the air courier.

(e) A certificate by a Director or Secretary of a matter referred to in Article 11.4(e) is sufficient evidence of the matter, unless it is proved to the contrary.

11.5 Signatures

The Directors may decide, generally or in a particular case, that a notice given by the Company be signed by mechanical or other means.

11.6 Payments

(a) The Company may pay a person entitled to an amount payable in respect of a Share (including a Dividend) by:

(i) crediting an account nominated in writing by that person;

(ii) cheque made payable to bearer, to the person entitled to the amount or any other person the person entitled directs in writing; or

(iii) any other manner as the Directors resolve.

(b) The Company may post a cheque referred to in Article 11.6(a)(ii) to:

(i) the address in the Register of the Member of the Share;

(ii) if that Share is jointly held, the address in the Register of the Member named first in the Register in respect of the Share; or

(iii) any other address which that person directs in writing.

(c) Any joint holder of a Share may give effective receipt for an amount (including a Dividend) paid in respect of the Share.

(d) If the Company decides to make a payment by crediting accounts and an account is not nominated by a Member in accordance with Article 11.6(a)(i) or a transfer into a nominated account is rejected or refunded, the Company may hold the amount payable in an account of the Company until the Member nominates a valid account in accordance with Article 11.6(a)(i).

(e) Where a Member does not have a registered address or the Company believes that a Member is not known at the Member's registered address, the Company may credit an amount payable in respect of the Member's Shares to an account of the Company to be held until the Member claims the amount payable or nominates an account into which a payment may be made.

(f) If a cheque for an amount payable under Article 11.6(a)(ii) is not presented for payment for 11 months after issue or an amount is held in an account under Article 11.6(d) or (e) for 11 months, the Directors may, but are under no obligation to, reinvest the amount, after deducting reasonable expenses, into Shares on behalf of,

and in the name of, the Member concerned and may stop payment on the cheque. The Shares may be acquired on market or by way of new issue at a price the Directors accept is market price at the time. Any residual sum being an amount not sufficient to allow the issue of a whole share which arises from the reinvestment will be forfeited to the Company to assist with administrative costs. The Directors have no obligation to obtain the most favourable market price for any Member in respect of Shares acquired under this paragraph. The Company's liability to pay the relevant amount is discharged by an application under this paragraph.

(g) The Directors may, but are under no obligation to, do anything necessary or desirable (including executing any document) on behalf of the Member to effect the application of an amount under Article 11.6(f). The Directors may determine other rules to regulate the operation of Article 11.6(f) and may delegate their power under Article 11.6(f) to any person.

12. Winding up

12.1 Distributions proportional to paid up capital

Subject to any rights or restrictions attached to a class of Shares, on a winding up of the Company, any surplus must be divided among the Members in the proportions which the amount paid (including amounts credited) on the Shares of a Member is of the total amounts paid and payable (including amounts credited) on the Shares of all Members, irrespective of the amount paid or credited or both on those Shares.

12.2 Distributions of assets

(a) Subject to any rights or restrictions attached to a class of Shares, on a winding up of the Company, the liquidator may, with the sanction of a special resolution of the Members:

(i) distribute among the Members the whole or any part of the property of the Company; and

(ii) decide how to distribute the property as between the Members or different classes of Members.

(b) The liquidator of the Company may settle any problem concerning a distribution under Article 12 in any way. This may include:

(i) rounding amounts up or down to the nearest whole number;

(ii) ignoring fractions;

(iii) valuing assets for distribution;

(iv) paying cash to any Member on the basis of that valuation; and

(v) vesting assets in a trustee on trust for the Members entitled.

(c) A Member need not accept any property, including shares or other securities, carrying a liability.

Schedule 1

Definitions And Interpretation

1. Definitions

In this Constitution:

"Alternate Director" means a person for the time being holding office as an alternate director of the Company under Article 6.4.

"Applicable Law" means the Corporations Act, the Listing Rules and ASTC Operating Rules.

"ASTC Operating Rules" means the operating rules of ASTC in its capacity as a CS facility licensee, except to the extent of any relief given by ASTC in their application to the Company.

"ASX" means Australian Stock Exchange Limited ACN 008 624 691.

"Business Day":

(a) if the Company is admitted to the official list of ASX at the time, has the meaning given in the Listing Rules; or

(b) otherwise, means a day except a Saturday, Sunday or public holiday in Victoria.

"Corporations Act" means the Corporations Act 2001 (Commonwealth), except to the extent of any exemption, modification, declaration or order made in respect of that legislation which applies to the Company.

"Directors" means the directors of the Company for the time being, and if the Company has only one director, that director.

"Dividend" includes an interim dividend and a final dividend.

"Eligible Member" means, in respect of a meeting of Members:

(a) if a date and time is specified under Article 5.3(d) in the notice of that meeting , a person who is a Member at that time; or

(b) otherwise, a person who is a Member at the time appointed for the holding of that meeting.

"Executive Director" means a Director who is an employee (whether full-time or part-time) of the Company or of any related body corporate of the Company.

"Legal Costs" of a person means legal costs incurred by that person in defending an action for a Liability of that person.

"Liability" of a person means any liability incurred by that person as an officer of the Company or a subsidiary of the Company.

"Listing Rules" means the listing rules of ASX, except to the extent of any express written waiver by ASX in their application to the Company.

"Member" means a person whose name is entered in the Register as the holder of a Share.

"Non-Executive Directors" means all Directors other than Executive Directors.

"**Personal Representative**" means the legal personal representative, executor or administrator of the estate of a deceased person.

"**Prescribed Notice**" means the Prescribed Period or any shorter period of notice for a meeting allowed under the Corporations Act.

"**Prescribed Period**" means 28 days.

"**Register**" means the register of Members kept under the Applicable Law and, where appropriate, includes any subregister and branch register.

"**Relevant Officer**" means a person who is, or has been, a Director or Secretary.

"**Secretary**" means a company secretary of the Company for the time being.

"**Share**" means a share in the capital of the Company.

"**Transmission Event**" means:

(a) if a Member is an individual:

(i) death or bankruptcy of that Member; or

(ii) that Member becoming of unsound mind or becoming a person whose property is liable to be dealt with under a law about mental health;

(b) if a Member is a body corporate, the deregistration of that Member; or

(c) in any case, the vesting in, or transfer to, a person of the Shares of a Member without that person becoming a Member.

2. Interpretation

(a) In this Constitution:

(i) a reference to a partly paid Share is a reference to a Share on which there is an amount unpaid;

(ii) a reference to a call or an amount called in respect of a Share includes an amount that, by the terms of issue of a Share or otherwise, is payable at one or more fixed times;

(iii) a reference to a meeting of Members includes a meeting of any class of Members;

(iv) a Member is taken to be present at a meeting of Members if the Member is present in person or by proxy, attorney or representative; and

(v) a reference to a notice or document in writing includes a notice or document given by fax or another form of written communication.

(b) In this Constitution, headings are for convenience only and do not affect interpretation, and unless the context indicates a contrary intention:

(i) words importing the singular include the plural (and vice versa);

(ii) words indicating a gender include every other gender;

(iii) the word "**person**" includes an individual, the estate of an individual, a corporation, an authority, an association or a joint venture (whether incorporated or unincorporated), a partnership and a trust;

(iv) where a word or phrase is given a defined meaning, any other part of speech or grammatical form of that word or phrase has a corresponding meaning; and

(v) the word "includes" in any form is not a word of limitation.

(c) Unless the context indicates a contrary intention, in this Constitution:

(i) a reference to an Article or a Schedule is to an article or a schedule of *this Constitution;*

(ii) a reference in a Schedule to a paragraph is to a paragraph of that Schedule;

(iii) a Schedule is part of this Constitution; and

(iv) a reference to this Constitution is to this Constitution (and where applicable any of its provisions) as modified or repealed from time to time.

(d) Unless the context indicates a contrary intention, in this Constitution:

(i) a reference to any statute or to any statutory provision includes any statutory modification or re-enactment of it or any statutory provision substituted for it, and all ordinances, by-laws, regulations, rules and statutory instruments (however described) issued under it; and

(ii) a reference to the Listing Rules or the ASTC Operating Rules includes any amendment or replacement of those rules from time to time.

(e) Unless the context indicates a contrary intention:

(i) an expression in a provision of this Constitution deals with a matter dealt with by a provision of the Applicable Law has the same meaning as in that provision of the Applicable Law; and

(ii) an expression in a provision of this Constitution that is defined in section 9 of the Corporations Act has the same meaning as in that section.

(f) In this Constitution, a reference to the Listing Rules, the ASTC Operating Rules or ASX has effect only if at that time the Company is admitted to the official list of ASX.

3. Exercise of Powers

Where this Constitution confers a power or imposes a duty, then, unless the contrary intention appears, the power may be exercised and the duty must be performed from time to time as the occasion requires.

4. Severing invalid provisions

If at any time any provision of this Constitution is or becomes illegal, invalid or unenforceable in any respect under the law of any jurisdiction, that does not affect or impair:

(a) the legality, validity or enforceability in that jurisdiction of any other provision of this Constitution; or

(b) the legality, validity or enforceability under the law of any other jurisdiction of that or any other provision of this Constitution.

Schedule 2

Calls, Company Payments, Forfeiture And Liens

1. Exercise of powers

The powers of the Company under this schedule 2 may only be exercised by the Directors.

2. Calls

2.1 Making a call

(a) Subject to the Applicable Law and the terms of issue of a Share, the Company (under the control of the Directors) may at any time make calls on the Members of a Share for all or any part of the amount unpaid on the Share.

(b) The Company (under the control of the Directors) may make calls payable for one or more Members for different amounts and at different times.

(c) Subject to the Listing Rules and the terms of issue of a Share, a call may be made payable by instalments.

(d) Subject to the Listing rules, the Directors may revoke or postpone a call or extend the time for payment of a call.

(e) A call is made when the Directors resolve to make the call.

2.2 Notice of a call

(a) Subject to the Corporations Act, the Company must give Members at least 10 Business Days notice of a call.

(b) A notice of a call must be in writing and specify the amount of the call, the time and place of payment of the call, the person to whom that call must be paid, the consequences of non-payment and any other information required by the Listing Rules.

(c) A call is not invalid if a Member does not receive notice of the call.

2.3 Payment of a call

(a) A Member must pay to the Company the amount of each call made on the Member to the persons and at the times and places specified in the notice of the call.

(b) If an amount unpaid on a Share is payable, by the terms of issue of the Share or otherwise, in one or more fixed amounts on one or more fixed dates, the Member of that Share must pay to the Company those amounts on those dates.

(c) A Member must pay to the Company:

(i) interest at the rate specified in paragraph 6(a) on any amount referred to in paragraphs 1.3(a) or 1.3(b) which is not paid on or before the time appointed for its payment, from the time appointed for payment to the time of the actual payment; and

(ii) expenses incurred by the Company because of the failure to pay or late payment of that amount.

(d) The Directors may waive payment of all or any part of an amount payable under paragraph 1.3(c).

(e) The joint holders of a Share are jointly and severally liable for the payment of all calls due in respect of that Share.

2.4 Recovery of a call

(a) The Company may recover an amount due and payable under this paragraph 1 from a Member by:

(i) commencing legal action against the Member for all or part of the amount due;

(ii) enforcing a lien on the Share in respect of which the call was made; or

(iii) forfeiting the Share in respect of which the call was made.

(b) The debt due in respect of an amount payable under this paragraph 1 in respect of a Share is sufficiently proved by evidence that:

(i) the name of the Member sued is entered in the Register as one or more of the holders of that Share; and

(ii) there is a record in the minute books of the Company of:

A. in the case of an amount referred to in paragraph 1.3(b), that amount; or

B. in any other case, the resolution making the call.

2.5 Payment in advance of a call

(a) The Company may:

(i) accept from any Member all or any part of the amount unpaid on a Share held by the Member before that amount is called for;

(ii) pay interest at any rate the Directors resolve, on the amount paid before it is called, from the date of payment until and including the date the amount becomes actually payable; and

(iii) repay the amount paid to that Member.

(b) An amount paid pursuant to paragraph 1.5(a)(i) does not confer a right to participate in:

(i) a Dividend determined to be paid from the profits of the Company; or

(ii) any surplus of the Company in a winding up of the Company,

for the period before the date when the amount paid would have otherwise become payable.

3. Company payments on behalf of a Member

3.1 Rights of the Company

(a) A Member or, if the Member is deceased, the Member's Personal Representative, must indemnify the Company against any liability which the Company has under any law to make a payment (including payment of a tax) in respect of:

(i) a Share held by that Member (whether solely or jointly);

(ii) a transfer or transmission of Shares by that Member;

(iii) a Dividend or other money which is, or may become, due or payable to that Member; or

(iv) that Member.

(b) A Member or, if the Member is deceased, the Member's Personal Representative, must pay to the Company immediately on demand:

(i) the amount required to reimburse the Company for a payment referred to in paragraph 2.1(a); and

(ii) pay to the Company interest at the rate specified in paragraph 6(a) on any amount referred to in paragraph 2.1(a) paid by the Company, from the date of payment by the Company until and including the date the Company is reimbursed in full for that payment.

(c) Subject to the Applicable Law, the Company may refuse to register a transfer of any Shares by a Member referred to in paragraph 2.1(a), or that Member's Personal Representative, until all money payable to the Company under this paragraph 2.1 has been paid.

(d) The powers and rights of the Company under this paragraph 2.1 are in addition to any right or remedy that the Company may have under the law which requires the Company to make a payment referred to in paragraph 2.1(a).

3.2 Recovery of Company payments

(a) Subject to the Listing Rules, the Company may recover an amount due and payable under paragraph 2.1 from the Member or the Member's Personal Representative by any or all of:

(i) deducting all or part of that amount from any other amount payable by the Company to that person in respect of the Shares of that person;

(ii) commencing legal action against that person for all or part of that amount; or

(iii) enforcing a lien on one or more of the Shares of that person.

(b) The Directors may waive any or all the rights of the Company under paragraph 2.

4. Forfeiture

4.1 Forfeiture procedure

Subject to the Applicable Law, the Company may forfeit a Share of a Member by a resolution of the Directors if:

(a) that Member does not pay a call or instalment on that Share on or before the date for its payment;

(b) the Company gives that Member notice in writing:

(i) requiring the Member to pay that call or instalment, any interest on it and all expenses incurred by the Company by reason of the non-payment; and

(ii) stating that the Share is liable to be forfeited if that Member does not pay to the Company, at the place specified in the notice, the amount specified in the notice, within 10 Business Days (or any longer period specified) after the date of the notice; and

(c) that Member does not pay that amount in accordance with that notice.

4.2 Notice of forfeiture

(a) When any Share has been forfeited, the Company must:

(i) give notice in writing of the forfeiture to the Member registered as its holder before the forfeiture; and

(ii) record the forfeiture with the date of forfeiture in the Register.

(b) Failure by the Company to comply with any requirement in paragraph 3.2(a) does not invalidate the forfeiture.

4.3 Effect of forfeiture

(a) The forfeiture of a Share extinguishes:

(i) all interests in that Share of the former Member; and

(ii) all claims against the Company in respect of that Share by the former Member, including all Dividends determined to be paid in respect of that Share and not actually paid.

(b) A former Member of a forfeited Share must pay to the Company:

(i) all calls, instalments, interest and expenses in respect of that Share at the time of forfeiture; and

(ii) interest at the rate specified in clause 6.6(a) on those amounts from the time of forfeiture until and including the date of payment of those amounts.

4.4 Sale or reissue of forfeited Shares

Subject to the Applicable Law, the Company may sell, otherwise dispose of or reissue, a Share which has been forfeited on any terms and in any manner as the Directors resolve.

4.5 Cancellation of forfeited Shares

The Company may by ordinary resolution passed at a general meeting cancel a Share which has been forfeited under the terms on which the Share is on issue.

4.6 Proof of forfeiture

A certificate in writing from the Company signed by a Director or Secretary that a Share was forfeited on a specified date is sufficient evidence of:

(a) the forfeiture of that Share; and

(b) the right and title of the Company to sell, dispose or reissue that Share.

4.7 Waiver or cancellation of forfeiture

Subject to the Applicable Law, the Directors may:

(a) waive any or all the rights of the Company under paragraph 3; and

(b) at any time before a sale, disposition, reissue or cancellation of a forfeited Share, cancel the forfeiture on any terms as the Directors resolve.

5. Liens

5.1 First ranking lien

The Company has a first ranking lien on:

(a) each Share registered in the name of a Member;

(b) the proceeds of sale of those Shares; and

(c) all Dividends determined to be payable in respect of those Shares,

for:

(d) each unpaid call or instalment which is due but unpaid on those Shares;

(e) all amounts which the Company is required by law to pay, and has paid, in respect of those Shares (including any payment under paragraph 2) or the forfeiture or sale of those Shares; and

(f) subject to the Listing Rules, all interest and expenses due and payable to the Company under this Schedule 2.

5.2 Enforcement by sale

Subject to the Applicable Law, the Company may sell a Share of a Member to enforce a lien on that Share if:

(a) an amount secured by that lien is due and payable;

(b) the Company gives that Member or the Member's Personal Representative notice in writing:

(i) requiring payment of that amount, any interest on it and all expenses incurred by the Company by reason of the non-payment; and

(ii) stating that the Share is liable to be sold if that person does not pay to the Company, at the place specified in the notice, the amount specified in the notice within 10 Business Days (or any longer period specified) after the date of the notice; and

(c) that Member or the Member's Personal Representative does not pay that amount in accordance with that notice.

5.3 Release or Waiver of lien

(a) Registration of a transfer of a Share by the Company releases any lien of the Company on that Share in respect of any amount owing on that Share, unless the Company gives notice in writing, to the person to whom that Share is transferred, of the amount owing.

(b) The Directors may waive any or all the rights of the Company under paragraph 4.

6. Sales, Disposals and Reissues

6.1 Sale procedure

(a) The Company may:

(i) receive the purchase money or consideration for Shares sold or disposed of under this Schedule 2;

(ii) appoint a person to sign a transfer of Shares sold or disposed of under this Schedule 2;

(iii) do all things necessary or desirable under the Applicable Law to effect a transfer of Shares sold or disposed of under this Schedule 2; and

(iv) enter in the Register the name of the person to whom Shares are sold or disposed.

(b) The person to whom a Share is sold or disposed under this Schedule 2 need not enquire whether the Company:

(i) properly exercised its powers under this Schedule 2 in respect of that Share; or

(ii) properly applied the proceeds of sale or disposal of those Shares,

and the title of that person is not affected by those matters.

(c) The remedy (if any) of any person aggrieved by a sale or other disposal of Shares under this Schedule 2 is in damages only and against the Company exclusively.

(d) A certificate in writing from the Company signed by a Director or Secretary that a Share was sold, disposed of or reissued in accordance with this Schedule 2 is sufficient evidence of those matters.

6.2 Application of proceeds

(a) The Company must apply the proceeds of any sale, other disposal or reissue of any Shares under this Schedule 2 in the following order:

(i) the expenses of the sale, other disposal or reissue;

(ii) the amounts due and unpaid in respect of those Shares; and

(iii) the balance (if any) to the former Member or the former Member's Personal Representative, on the Company receiving the certificate (if any) of those Shares or other evidence satisfactory to the Company regarding the ownership of those Shares.

7. Interest

(a) A person must pay interest under this Schedule 2 to the Company:

(i) at a rate the Directors resolve; or

(ii) if the Directors do not resolve, at 15% per annum.

(b) Interest payable to the Company under this Schedule 2 accrues daily.

(c) The Company may capitalise interest payable under this Schedule 2 at any interval the Directors resolve.

Schedule 3

Transmission

1. Deceased Members

1.1 Effect of Death

(a) If a Member (not being one of several joint holders) dies, the Company must recognise only the Personal Representative of that Member as having any title to or interest in the Shares registered in the name of that Member or any benefits accruing in respect of those Shares.

(b) If a Member (being any one or more of the joint registered holders of any Share) dies, the Company must recognise only the surviving joint registered holders of that Share as having any title to or interest in, or any benefits accruing in respect of, that Share.

1.2 Estates and Personal Representatives

(a) The estate of a deceased Member is not released from any liability in respect of the Shares registered in the name of that Member.

(b) Where 2 or more persons are jointly entitled to any Share as a consequence of the death of the registered holder of that Share, they are taken to be joint holders of that Share.

2. Transmission Events

2.1 Transmitee right to register or transfer

(a) Subject to the Bankruptcy Act 1966 and the Applicable Law, if a person entitled to a Share because of a Transmission Event gives the Directors the information they reasonably require to establish the person's entitlement to be registered as the holder of any Shares, that person may:

(i) elect to be registered as a Member in respect of those Shares by giving a signed notice in writing to the Company; or

(ii) transfer those Shares to another person.

(b) On receiving a notice under paragraph 2.1(a)(i), the Company must register the person as the holder of those Shares.

(c) Subject to the Applicable Law, a transfer under Article 2.1(a)(ii) is subject to all provisions of this Constitution relating to transfers of Shares.

2.2 Other transmitee rights and obligations

(a) A person registered as a Member as a consequence of paragraph 2.1 must indemnify the Company to the extent of any loss or damage suffered by the Company as a result of that registration.

(b) A person who has given to the Directors the information referred to in paragraph 2.1(a) in respect of a Share is entitled to the same rights to which that person would be entitled if registered as the holder of that Share.

Schedule 4

Unmarketable Parcels

1. Definitions

In this Schedule:

"Sale Share" means a Share which is sold or disposed of in accordance with this Schedule.

2. Power to sell unmarketable parcels

2.1 Existing unmarketable parcels

(a) Subject to the Applicable Law, the Company may sell the Shares of a Member if:

(i) the total number of Shares of a particular class held by that Member is less than a marketable parcel;

(ii) the Company gives that Member notice in writing stating that the Shares are liable to be sold or disposed of by the Company;

(iii) that Member does not give notice in writing to the Company, by the date specified in the notice of the Company (being not less than 42 days after the date of the Company giving that notice), stating that all or some of those Shares are not to be sold or disposed of.

(b) The Company may only exercise the powers under paragraph 2.1(a), in respect of one or more Members, once in any 12 month period.

(c) The power of the Company under paragraph 2.1(a) lapses following the announcement of a takeover bid. However, the procedure may be started again after the close of the offers made under the takeover bid.

2.2 New unmarketable parcels

(a) Subject to the Applicable Law, the Company may sell the Shares of a Member if the Shares of a particular class held by that Member are in a new holding created by a transfer on or after 1 September 1999 of a number of Shares of that class that was less than a marketable parcel at the time:

(i) a proper SCH transfer was initiated; or

(ii) a paper based transfer was lodged.

(b) The Company may give a Member referred to in paragraph 2.2(a) notice in writing stating that the Company intends to sell or dispose of the Shares.

3. Exercise of power of sale

3.1 Extinguishment of interests and claims

The exercise by the Company of its powers under paragraph 2 extinguishes, subject to this Schedule 4:

(a) all interests in the Sale Shares of the former Member; and

(b) all claims against the Company in respect of the Sale Shares by that Member, including all Dividends determined to be paid in respect of those Share and not actually paid.

3.2 Manner of sale

(a) Subject to the Applicable Law, the Company may sell or dispose of any Shares under paragraph 2 at any time:

(i) using a financial services licensee on the basis that person obtains the highest possible price for the sale of the Shares; or

(ii) in any other manner and on any terms as the Directors resolve.

(b) The Company may:

(i) exercise any powers permitted under the Applicable Law to enable the sale or disposal of Shares under this Schedule;

(ii) receive the purchase money or consideration for Sale Shares;

(iii) appoint a person to sign a transfer of Sale Shares; and

(iv) enter in the Register the name of the person to whom Sale Shares are sold or disposed.

(c) The person to whom a Sale Share is sold or disposed need not enquire whether the Company:

(i) properly exercised its powers under this Schedule in respect of that Share; or

(ii) properly applied the proceeds of sale or disposal of those Shares,

and the title of that person is not affected by those matters.

(d) The remedy of any person aggrieved by a sale or disposal of Sale Shares is in damages only and against the Company exclusively.

(e) A certificate in writing from the Company signed by a Director or Secretary that a Share was sold or disposed of in accordance with this Schedule 4 is sufficient evidence of those matters.

3.3 Application of proceeds

(a) If the Company exercises the powers under paragraph 2.1, either the Company or the person to whom a Sale Share is sold or disposed of must pay the expenses of the sale or disposal.

(b) The Company must apply the proceeds of any sale or disposal of any Sale Shares in the following order:

(i) in the case of an exercise of the powers under paragraph 2.2, the expenses of the sale or disposal;

(ii) the amounts due and unpaid in respect of those Shares; and

(iii) the balance (if any) to the former Member or the former Member's Personal Representative, on the Company receiving the certificate (if

any) for those Shares or other evidence satisfactory to the Company regarding the ownership of those Shares.

3.4 Voting and dividend rights pending sale

(a) If the Company is entitled to exercise the powers under paragraph 2.2, the Company may by resolution of the Directors remove or change either or both:

(i) the right to vote; and

(ii) the right to receive Dividends,

of the relevant Member in respect of some or all of the Shares liable to be sold or disposed of.

(b) After the sale of the relevant Sale Shares, the Company must pay to the person entitled any Dividends that have been withheld under paragraph 3.4(a).

Schedule 5

Proportional Takeover Bid Approval

1. Definitions

In this Schedule:

"Approving Resolution" means a resolution to approve a proportional takeover bid in accordance with this Schedule.

"Deadline" means the 14th day before the last day of the bid period for a proportional takeover bid.

"Voter" means a person (other than the bidder under a proportional takeover bid or an associate of that bidder) who, as at the end of the day on which the first offer under that bid was made, held bid class securities for that bid.

2. Refusal of Transfers

2.1 Requirement for an Approving Resolution

(a) The Company must refuse to register a transfer of Shares giving effect to a takeover contract for a proportional takeover bid unless and until an Approving Resolution is passed in accordance with this Schedule 5.

(b) This Schedule 5 ceases to apply on the **third anniversary** of its last adoption, or last renewal, in accordance with the Corporations Act.

2.2 Voting on an Approving Resolution

(a) Where offers are made under a proportional takeover bid, the Directors must, subject to the Corporations Act, call and arrange to hold a meeting of Voters for the purpose of voting on an Approving Resolution before the Deadline.

(b) The provisions of this Constitution concerning meetings of Members (with the necessary changes) apply to a meeting held under paragraph 2.2(a).

(c) Subject to this Constitution, every Voter present at the meeting held under paragraph 2.2(a) is entitled to one vote for each Share in the bid class securities that the Voter holds.

(d) To be effective, an Approving Resolution must be passed before the Deadline.

(e) An Approving Resolution that has been voted on is taken to have been passed if the proportion that the number of votes in favour of the resolution bears to the total number of votes on the resolution is greater than 50%, and otherwise is taken to have been rejected.

(f) If no Approving Resolution has been voted on as at the end of the day before the Deadline, an Approving Resolution is taken, for the purposes of this Schedule, to have been passed in accordance with this Schedule.

Schedule 6

Preference Shares

1. In this schedule, unless the context otherwise requires:

"Dividend Date" means, in respect of a Preference Share, a date specified in the Issue Resolution on which a Dividend in respect of that Preference Share is payable.

"Dividend Rate" means, in respect of a Preference Share, the terms specified in the Issue Resolution for the calculation of the amount of Dividend to be paid in respect of that Preference Share on any Dividend Date, which calculation may be wholly or partly established by reference to an algebraic formula.

"Franked Dividend" has the meaning given in section 160APA of the *Income Tax Assessment Act 1936* (Cth)

"Holder" means, in respect of a Preference Share, the registered holder of that Share.

"Issue Resolution" means the resolution specified in paragraph 3.

"Preference Share" means a Share issued under Article 2.8(a)(ii).

"Redeemable Preference Share" means a Preference Share which is specified in the Issue Resolution as being liable to be redeemed in a manner permitted by the *Corporations Act*.

"Redemption Amount" means, in respect of a Redeemable Preference Share, the amount specified in the Issue Resolution to be paid on redemption of the Redeemable Preference Share.

"Redemption Circumstances" means, in respect of a Redeemable Preference Share, whether the Preference Share is liable to be redeemed:

(a) at the option of the Holder, or of the Company, or both;

(b) upon the happening of a particular event; or

(c) at a fixed time.

"Redemption Date" means, in respect of a Redeemable Preference Share, the date specified in the Issue Resolution for the redemption of that Preference Share or the date upon which an event specified in the Issue Resolution occurs which results in the redemption of that Preference Share.

"Specified Date" means, in respect of a Redeemable Preference Share, the date (if any) specified in the Issue Resolution before which that Redeemable Preference Share may not be redeemed by the Holder.

2. Each preference share confers upon its holder:

(a) the rights referred to in Articles 2.8(b) and 2.8(c);

(b) the right in winding up to payment in cash of the amount then paid up on it, and any arrears of Dividend in respect of that Preference Share in priority to any other class of Shares;

(c) the right in priority to any payment of a Dividend to any other class of Shares, to a cumulative preferential dividend payable on each Dividend Date in relation to that

Preference Share calculated in accordance with the Dividend Rate in relation to that Preference Share; and

(d) no right to participate beyond the extent elsewhere specified in this paragraph 2 in surplus assets or profits of the Company, whether in winding up or otherwise.

3. The directors may only allot a preference share where by resolution it specifies:

(a) the Dividend Date;

(b) the Dividend Rate;

(c) whether the Preference Share is or is not a Redeemable Preference Share;

(d) if the Preference Share is a Redeemable Preference Share, the Redemption Amount, the Redemption Date, the Redemption Circumstances and any Specified Date for that Redeemable Preference Share; and

(e) any other terms and conditions to apply to that Preference Share.

4. The issue resolution in establishing the dividend rate for a preference share may specify that the dividend is to be:

(a) fixed;

(b) variable depending upon any variation of the respective values of any factors in an algebraic formula specified in the Issue Resolution; or

(c) variable depending upon such other factors as the Board may specify in the Issue Resolution,

and may also specify that the Dividend is to be a Franked Dividend or not a Franked Dividend.

5. Where the issue resolution specifies that the dividend to be paid in respect of the preference share is to be a franked dividend the issue resolution may also specify:

(a) the extent to which such Dividend is to be franked; and

(b) the consequences of any Dividend paid not being so franked, which may include a provision for an increase in the amount of the Dividend to such an extent or by reference to such factors as may be specified in the Issue Resolution.

6. Subject to the *Corporations Act*, the Company must redeem a redeemable preference share on issue:

(a) in the case where the Redeemable Preference Share is liable to be redeemed at the option of the Company, on the specified date where the Company, not less than 7 Business Days before that date, has given a notice to the Holder of that Redeemable Preference Share stating that the Redeemable Preference Share will be redeemed on the specified date;

(b) in the case where the Redeemable Preference Share is liable to be redeemed at the option of the Holder, on the specified date where the Holder of that Redeemable Preference Share, not less than 9 Business Days before that date, has given a notice to the Company stating that the Redeemable Preference Share will be redeemed on the specified date; and

(c) in any event, on the Redemption Date,

but no Redeemable Preference Share may be redeemed by the Holder before the Specified Date unless the Redemption Date occurs before that date.

7. The certificate (if any) issued by the company in relation to any preference share, must specify in relation to that preference share:

(a) the date of issue of the Preference Share;

(b) the Dividend Rate and Dividend Dates;

(c) whether the Preference Share is a Redeemable Preference Share;

(d) if the Preference Share is a Redeemable Preference Share, the:

(i) Redemption Circumstances;

(ii) Redemption Amount; and

(iii) Redemption Date to the extent possible or if not, the event which if it occurs will result in redemption of that Redeemable Preference Share; and

(e) any other matter the Directors determine.

8. On redemption of a redeemable preference share, the company, after the holder has surrendered to the company the certificate (if any) in respect of that redeemable preference share, must pay to the holder the redemption amount by:

(a) directly crediting the account nominated in writing by the Holder from time to time; or

(b) cheque made payable to the Holder or such other person nominated in writing by the Holder sent through the post to:

(i) in the case where the Holder is a joint holder of the Redeemable Preference Share, the address in the Register of the person whose name stands first on the Register in respect of the joint holding; or

(ii) otherwise, to the address of the Holder in the Register

DATE: 2 May 2007

Oxiana LIMITED

RECEIVED
2007 JUL 19 A 11:43

15 May 2007

Manager Companies
ASX Limited
Level 45, Rialto South Tower
525 Collins Street
MELBOURNE VIC 3000

Dear Sir,

GRANTS UNDER LONG TERM INCENTIVE PLAN

- **Executive Staff - Options**

  Pursuant to the Company's approved Executive Option Plan an executive staff member has been granted 250,000 options.

  The exercise price for each of the options is $4.60 and the options will expire on 14 May 2012.

  The options will vest in two tranches, one half in February 2009 and the balance in February 2010, subject to the satisfaction of Oxiana shareholder return performance hurdles against a comparator group of 16 mining companies.

  The first tranche will measure performance hurdles for the two years ended 31 December 2008 and the second tranche will measure performance hurdles for the three years ended 31 December 2009.

- **Executive Staff – Performance Rights**

  Pursuant to the Company's approved Performance Rights Plan, a member of the executive staff has been granted 45,000 performance rights.

  The performance rights will vest in two tranches, one half in February 2009 and balance in February 2010, subject to the satisfaction of Oxiana shareholder return performance against the top ASX 200 Company group.

  The first tranche will measure performance hurdles for the two years ended 31 December 2008 and second tranche will measure performance hurdles for the three years ended 31 December 2009.

Yours faithfully,

David J. Forsyth
Company Secretary

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Oxiana Limited

ABN

40 005 482 824

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	1,975,270 Shares
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	N/A

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	$3.059 per share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Consideration for acquisition of PT Trinergy's option to acquire a 15% interest in the Martabe project. Of the shares issued 1,580,216 will be held in escrow until construction approval (approximately 12 months).
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	7 May 2007

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	1,538,091,114	Ordinary Shares

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	See attached listing	

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	The Board may declare a dividend to be paid out of the profits of the company in accordance with the terms of the company's constitution.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) [X] Securities described in Part 1

(b) [ ] All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 [ ] If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 [ ] If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 [ ] A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: (Company Secretary) Date: 09/05/2007

Print name: David J. Forsyth

== == == == ==

+ See chapter 19 for defined terms.

NUMBER OF SECURITIES NOT QUOTED ON THE ASX - CLAUSE 9 REFERS

A OPTIONS

NUMBER	CLASS
1,800,000	Options expiring 23 December 2007
500,000	Options expiring 28 August 2008
1,000,000	Options expiring 27 February 2009
2,000,000	Options expiring 7 April 2009
1,000,000	Options expiring 17 December 2009
1,000,000	Options expiring 28 January 2010
4,600,000	Options expiring 1 March 2010
2,000,000	Options expiring 20 April 2010
1,000,000	Options expiring 13 October 2010
1,000,000	Options expiring 27 January 2011
2,000,000	Options expiring 21 April 2011
1,000,000	Options expiring 24 April 2011
1,000,000	Options expiring 19 June 2011
1,000,000	Options expiring 21 August 2011
1,000,000	Options expiring 3 October 2011
1,800,000	Options expiring 1 March 2012
1,250,000	Options expiring 1 May 2012
2,000,000	Options expiring 2 May 2012

Total **26,950,000**

B CONVERTIBLE BONDS – expiry date 06/04/12

US$105 million of convertible bonds convertible into Oxiana Ordinary shares at US$0.9700 per share. This represents 108,247423 shares to be issued.

Interest rate 5.25% pa.

+ See chapter 19 for defined terms.

8 May 2007 **ASX Announcement**

LEGEND TO PARTNER WITH OXIANA

MT GIBSON FARM-IN AND JOINT VENTURE

Legend Mining Limited (ASX: LEG) today announced that it has signed a Farm-In and Joint Venture letter agreement with Oxiana Exploration Pty Ltd, a wholly-owned subsidiary of Oxiana Limited (ASX:OXR), over its Mt Gibson Project (zinc-copper-gold), which lies 100km south of Oxiana's world-class Golden Grove Mine.

Oxiana may earn 75% interest in the project by funding $10 million of exploration within 7 years, with Legend 25% free-carried to completion of a bankable feasibility study and a decision to mine. Subject to satisfactory completion of due diligence by 31 May 2007, Oxiana must spend $1.2 million within 18 months before having a right to withdraw.

Legend Managing Director Mark Wilson said "Oxiana's Golden Grove knowledge makes them an ideal joint venture partner for Mt Gibson. They are clearly committed to well-funded exploration as demonstrated by the recently announced increase in their funding of exploration and resource development at Golden Grove to $15 million in 2007."

"This deal is great for Legend shareholders and completes our current strategy of ensuring that all our projects are fully active with serious and well funded operators."

"With this and the recently announced sale of the Gidgee Gold Project to Apex Minerals NL (ASX:AXM), Legend is now freed-up to focus our exploration funds and activities on unlocking further value from our highly prospective Gum Creek Project (nickel-copper-platinum group element) and emerging Pilbara Project (nickel-copper, zinc-copper, copper-gold)."

Legend Mining Limited ABN 22 060 966 145
Level 2, 640 Murray Street West Perth Western Australia 6005
P.O. Box 626 West Perth Western Australia 6872
Telephone: +61 8 9212 0600 Facsimile: +61 8 9212 0611
Email: legend@legendmining.com.au
Website: www.legendmining.com.au

Deal Summary

- Oxiana to spend $10 million within 7 years to earn a 75% interest in the project commencing 1 June 2007;
- Legend to be 25% free-carried to completion of a bankable feasibility study and decision to mine;
- A minimum of $1.2 million to be spent within the first 18 months before Oxiana can withdraw;
- Each party has a first right of refusal over the sale of all or part of the other party's joint venture interest;
- The 1 million tonne per annum plant and single mens' camp is excluded from the joint venture;
- Legend will remain responsible for the historical environmental liability until Oxiana has earned its interest;
- Subject to a period of Due Diligence until 31 May 2007;
- The letter agreement will legally bind Oxiana and Legend until such time as it is replaced by a formal Farm-In and Joint Venture Agreement.

Visit www.legendmining.com.au to download a colour version of this announcement.

For more information:

Mr Mark Wilson	Mr Bob Perring
Managing Director	Technical Director
Legend Mining Limited	Legend Mining Limited
Ph: (08) 9212 0600	Ph: (08) 9212 0600



KARRATHA
Pilbara Project
Gum Creek Project
Mt Gibson Project
KALGOORLIE
PERTH

Legend Mining Limited ABN 22 060 966 145
Level 2, 640 Murray Street West Perth Western Australia 6005
P.O. Box 626 West Perth Western Australia 6872

Telephone: +61 8 9212 0600 Facsimile: +61 8 9212 0611
Email: legend@legendmining.com.au
Website: www.legendmining.com.au

Oxiana LIMITED

RECEIVED

4 May 2007

Manager Companies
ASX Limited
Level 45, Rialto South Tower
525 Collins Street
MELBOURNE VIC 3000

Dear Sir,

GRANTS UNDER LONG TERM INCENTIVE PLAN

- **Executive Staff - Options**

  Pursuant to the Company's approved Executive Option Plan executive staff have been granted 1,250,000 options.

  The exercise price for each of the options is $4.14 and the options will expire on 1 May 2012.

  In relation to 250,000 options, these will vest in two tranches, one half in February 2009 and the balance in February 2010, subject to the satisfaction of Oxiana shareholder return performance hurdles against a comparator group of 16 mining companies.

  The first tranche will measure performance hurdles for the 2 years ended 31 December 2008 and the second tranche will measure performance hurdles for the 3 years ended 31 December 2009.

  The balance of 1,000,000 options have been granted as part of an agreed employment contract provision.

- **Executive Staff – Performance Rights**

  Pursuant to the Company's approved Performance Rights Plan, a member of the executive staff has been granted 45,000 performance rights.

  The performance rights will vest in 2 tranches, one half in February 2009 and balance in February 2010, subject to the satisfaction of Oxiana shareholder return performance against the top ASX 200 Company group.

OXIANA LIMITED | Respect – Action – Performance – Openness | **WWW.OXIANA.COM.AU**

Level 9, 31 Queen Street
Melbourne, Victoria 3000

T: +61 3 8623 2200
F: +61 3 8623 2222

E: admin@oxiana.com.au
ABN: 40 005 482 824 ASX OXR

The first tranche will measure performance hurdles for the 2 years ended 31 December 2008 and second tranche will measure performance hurdles for the 3 years ended 31 December 2009.

Yours faithfully,

David J. Forsyth
Company Secretary

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Oxiana Limited
ABN	40 005 482 824

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Barry L. Cusack
Date of last notice	10.10.06

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	30 April 2007
No. of securities held prior to change	2,027,683
Class	Ordinary Shares
Number acquired	33,981 Ordinary Shares
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$101,382 ($2.9835 per Ordinary Fully Paid Share under the Dividend Reinvestment Plan)
No. of securities held after change	2,061,664

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Issue of shares under the Dividend Reinvestment Plan

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	Nil
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**Oxiana Limited**
ABN	**40 005 482 824**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Brian Jamieson
Date of last notice	26.03.07

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	1) Direct 2) Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	30 April 2007
No. of securities held prior to change	1. 1,000,000 2. 40,000
Class	Ordinary Shares
Number acquired	1. 16,758 Ordinary Shares
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$49,997 ($2.9835 per Ordinary Fully Paid Share under the Dividend Reinvestment Plan)
No. of securities held after change	1,056,758

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Issue of shares under the Dividend Reinvestment Plan

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	Nil
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**Oxiana Limited**
ABN	**40 005 482 824**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Ronald H. Beevor
Date of last notice	10.10.06

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	1. Director and Shareholder of Galecove Pty Ltd 2. RH & FM Beevor ATF Digger Superfund A/C
Date of change	30 April 2007
No. of securities held prior to change	1. 2,196,388 2. 1,013,841
Class	1. Ordinary Shares 2. Ordinary Shares
Number acquired	2. 16,990 Ordinary Shares
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$50,690 ($2.9835 per Ordinary Fully Paid Share under the Dividend Reinvestment Plan)
No. of securities held after change	3,227,219

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Issue of shares under the Dividend Reinvestment Plan.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N.A.
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**Oxiana Limited**
ABN	**40 005 482 824**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Owen L. Hegarty
Date of last notice	01.06.06

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Indirect – 1 and 2 Direct – 3 and 4
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	1. Director and Shareholder of Shimmering Bronze Pty Ltd. 2. Director of Fadden Point Pty Ltd (Eagle Super Fund Account).
Date of change	3 May 2007
No. of securities held prior to change	1. 10,487,728 3. 12,500,000 2. 4,033,496 4. 6,000,000
Class	Ordinary Shares 1., 2. and 3. Executive Share Options 4.
Number acquired	2,000,000 Executive Share Options
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	No issue price
No. of securities held after change	35,021,224

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Issued following shareholder approval on 2 May 2007.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N.A.
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Oxiana
LIMITED

RECEIVED

2 May 2007

The Manager
ASX Limited
Company Announcements Office
Exchange Centre
20 Bridge Street
Sydney NSW 2000

Results of Annual General Meeting

Dear Sir,

We wish to advise that all resolutions considered at the Company's Annual General Meeting, which was held today, were passed by the requisite majorities. No resolutions were decided on a poll. The resolutions and details on proxy voting are as follows:

ORDINARY BUSINESS

2. Remuneration Report

'That the Company's Remuneration Report for the year ended 31 December 2006 be adopted.'

Proxy voting details:	For:	527,923,421
	Discretionary:	11,114,996
	Against:	4,178,505
	Abstain:	37,023,818

3. Re-Election of Director

'That Mr Ronald Beevor, who retires in the accordance with article 6.3(b) of the Company's Constitution and being eligible offers himself for re-election, be re-elected as a Director of the Company.'

Proxy voting details:	For:	561,181,656
	Discretionary:	10,880,959
	Against:	7,485,664
	Abstain:	692,461

SPECIAL BUSINESS

4. Grant of Options to Managing Director

'That, pursuant to ASX Listing Rule 10.14, approval be given to the grant of 2 million options over unissued ordinary shares in the capital of the Company to Mr Owen Hegarty or his nominee, on the terms specified in the Explanatory Memorandum accompanying the Notice convening this Meeting.'

Level 9, 31 Queen Street
Melbourne, Victoria 3000
T: +61 3 8623 2200
F: +61 3 8623 2222
E: admin@oxiana.com.au
ABN: 40 005 482 824 ASX OXR

Proxy voting details:	For:	522,401,009
	Discretionary:	4,747,613
	Against:	10,081,101
	Abstain:	37,163,807

5. **Grant of Shares to Managing Director**

'That, in accordance with Mr Owen Hegarty's new employment contract that commenced on 1 January 2007, approval be given for the grant of 750,000 ordinary shares in the capital of the Company to Mr Hegarty over a three-year period, on the terms specified in the Explanatory Memorandum accompanying the Notice convening this Meeting'.

Proxy voting details:	For:	523,098,506
	Discretionary:	10,601,827
	Against:	11,352,359
	Abstain:	35,188,048

6. **Modification to Constitution**

'That, pursuant to section 136 of the Corporations Act, the Constitution of the Company be modified, with effect from the date of the Meeting, in the form tabled at the Meeting, and signed by the Chairman of the Meeting for the purposes of identification and explained in the Explanatory Memorandum accompanying the Notice convening this Meeting'.

Proxy voting details:	For:	565,577,431
	Discretionary:	10,771,300
	Against:	873,569
	Abstain:	3,018,390

7. **Insertion of Proportional Takeover Approval Provisions**

'That, pursuant to section 136 of the Corporations Act, the Constitution of the Company be modified, with effect from the date of the Meeting, to insert the proportional takeover provisions set out in Annexure A to the Explanatory Memorandum accompanying the Notice convening this Meeting '.

Proxy voting details:	For:	560,011,725
	Discretionary:	10,817,004
	Against:	4,612,931
	Abstain:	4,715,030

Yours faithfully,

David J. Forsyth
Company Secretary

Oxiana LIMITED

2 May 2007

AUSTRALIAN STOCK EXCHANGE AND MEDIA RELEASE

OXIANA LIMITED ANNUAL GENERAL MEETING – RECORD YEAR FOR OXIANA

Strong operating performance from an increased number of mines and a strong commodities market saw Oxiana achieve record earnings and cash flows in 2006, said Oxiana's Chairman, Barry Cusack, speaking at the Company's Annual General Meeting in Melbourne today.

"It is fair to say that in 2006 we had an outstanding year both from an operating perspective and financially. In 2006 our operations met or exceeded all their targets," he said, adding that the Company's net profit of $533 million and cash flow of $801 million were clear records.

Mr Cusack commented on Oxiana's growth, saying that the Group's market capitalisation almost doubled in 2006 and said that the Company was the third best performer on the ASX 100 for the year.

Mr Cusack also said that Oxiana had continued to move quickly, referring to the Board's approval of the new Prominent Hill copper-gold development in South Australia.

"As you know, bringing on new capacity in our business takes significant time frames. Our progress on doing the studies and getting into construction at Prominent Hill has been particularly expeditious and also reflects Oxiana's action orientation. Construction is now well under way at Prominent Hill and we are on schedule for first production in 2008."

Commenting on Oxiana's strong culture of, and commitment to, sustainable development, Mr Cusack said, "we are committed to enhancing the quality of life in communities with whom we deal and leave a legacy which they deem beneficial for our presence."

He expanded by discussing Oxiana's provision of pre-employment training programs at all of its sites, which is one of the ways the Company is helping to increase local employment opportunities.

Oxiana's Managing Director and CEO, Owen Hegarty, also reviewed the company's operating performance saying that performance in 2006 had been excellent but that the Company was focused on greater growth.

"We are undertaking expansions at our existing operations, we have high calibre development projects in Prominent Hill, Martabe and our interest in Nova Energy Limited and we will we will also continue to pursue and asses corporate acquisition and merger opportunities."

"We also have a strategic commitment to exploration which is one of the ways we believe we can deliver great value to our shareholders."

Commenting on the discoveries at Golden Grove and Prominent Hill in 2006 he said, "our team of more than 80 geoscientists, our near 20 projects and joint ventures in 6 countries and our budget of $78 million gives us excellent potential for further discoveries in 2007."

Mr Hegarty's view on the outlook for commodities was also positive, "we see no real easing in demand for our key commodities – copper, gold and zinc – and supply remains constrained. We believe that markets will remain buoyant in 2007 and beyond and Oxiana is extremely well placed to benefit from this market strength."

A transcript of the Chairman's speech and presentation slides and the Managing Director and CEO's presentation slides follow.

Chairman's Address – Barry L Cusack

Welcome

Welcome to Oxiana Limited's 2007 Annual General Meeting

This is my fifth AGM as your Chairman.

It is good to see we have again a large number of shareholders in attendance and I believe many more are watching via our live web-cast. This is fitting as our shareholder base has increased significantly in the past 12 months.

You will notice the banners behind me today which say "building a major mining company."

This is what we are firmly focused on doing; and since we met last, the company has been successfully working towards that goal.

Review of 2006 operating and financial performance

As is customary, before moving to the business of the meeting, Managing Director and CEO Owen Hegarty and I will summarise how your Company has performed and share our views on the outlook for the company.

It is fair to say that in 2006 we had an outstanding year both from an operating perspective and financially.

In 2006 our operations met or exceeded all their targets.

Our strong operating performance from our now more diversified assets, and the strong market for our main products – copper, zinc and gold - saw a net profit of $533 million and cash flow of $801 million. And these were clear records.

It was on these strong figures that the Board was able to declare a total of 8c/share in dividends for the year.

Our market capitalisation almost doubled in 2006 and we were the third best performer on the ASX 100 for the year. This put us on the radar screens of a greater number of domestic and international investors and we intend to work on increasing this further.

Operationally in 2006 we improved our operating systems via the OXims integrated management system which sets out leading industry standards and practices in the areas of health, safety, environment and community relations.

I am pleased to report that our safety performance improved under this new system, even considering the significant expansion of our activities. We outperform industry averages but we intend to get better. We genuinely believe all accidents are avoidable.

At Sepon it was our first full year of copper production, and that operation – which is now the most modern and technologically advanced facility of its kind in the world - produced above nameplate capacity in its first full year of operation.

Sepon gold production was strong but, our Reserve base of oxide gold reduced which will see us producing less

gold for a couple of years before we have the capability to process new primary gold ore.

We acquired Golden Grove because we saw it as an excellent strategic addition to our Company and it has proved just that. We have significantly enhanced the operating performance at Golden Grove and have received significant financial benefits from that.

While production was strong and the commodities market favourable, resulting in excellent financial results, the year was not without it challenges.

Cost pressures loomed large in our business with supplies more expensive and harder to get and competition for human resources stiff.

But I am pleased to report that the management systems and the margin improvement programs that we have implemented helped us ameliorate these pressures. – and I wish to thank the people of Oxiana for being 'resourceful' in these times.

These severe cost pressures on our business look set to continue but we will remain vigilant in focusing on margin maximisation in these times of high commodity prices. Our maxim is: to do well in the tough times, manage well in the good times.

We continued to move quickly to grow the business, and in August the Board approved the go-ahead for the Prominent Hill copper-gold project in South Australia. As you know, bringing on new capacity in our business takes significant time frames. Our progress on doing the studies and getting into construction at Prominent Hill has been particularly expeditious and also reflects Oxiana's action orientation. Construction is now well under way at Prominent Hill – we will pour first concrete in three weeks - and we are on schedule for first production in 2008.

We aim to keep the development pipeline full and other projects on which will work to ensure expanded production include the Sepon primary gold and incremental copper expansions and expansions at Golden Grove including Scuddles and open pit developments.

This year we also acquired Perth based Agincourt Resources. With Agincourt has come a significant gold resource base – which almost doubles our gold resources.

The Martabe gold project in North Sumatra in Indonesia – currently under feasibility study -.is one of the stand-out undeveloped projects in our region and we shall endeavour to move that project quickly into production.

Whilst we recognise each location is unique and our approaches must be tailored to each location, our expertise in Asia gives us competitive advantage and we feel that this investment will add very serious value.

In 2006 we had significant exploration success with major discoveries at Prominent Hill and Golden Grove. This year we increased the Company's commitment to exploration with a budget of $78 million, half designed to increase resources at our existing projects and half to create new greenfields opportunities, mainly in our timezone.

And we have started 2007 as we intend to finish it. With good performance, excellent exploration results, strategic corporate activity and a very sound financial position from which to grow the business.

Corporate Social Responsibility

Much has been said about corporate social responsibility so let me tell you how Oxiana views its responsibilities

Corporate social responsibility is a tenet of this company. I assure you we do not merely play lip service to it but at every level of the organisation we take our responsibility to our stakeholders very seriously.

Our minimum condition of CSR is the ethical pursuit of our economic mission. That is, to create wealth for our investors whilst honouring other legitimate expectations of our behaviour. We want not only for you to be financially rewarded, but to feel proud to be a part of our Company.

We have obligations to deal fairly with our customers and suppliers. We are also steadfast in our duty to avoid collusive practices and not to offer or accept inducements prejudicial to fair trading.

We have responsibility to our employees to provide a safe and healthy work environment; to provide meaningful and satisfying work, to reward fairly and recognise achievement and to offer opportunity for learning and advancement.

We recognise the importance of conducting our business with regard to the conservation, environmental protection and heritage values of the areas we impact.

We desire to enhance the quality of life in communities with whom we deal and leave a legacy which they deem beneficial for our presence. We will not usurp the role of government but seek cooperation in the objectives and delivery of initiatives.

One of the recent initiatives of which we are particularly proud is the provision of pre-employment training programs at all our sites which, is one of the ways we share the benefits of employment with those who live closest to our operations.

We deal openly with the broader community through communication with elected representatives and publicly available reports on our websites. I commend to those who seek further information our very comprehensive and informative sustainability reports.

Your Board believes our holistic management of Corporate Social Responsibility lowers our organisational risk.

It also gives us the reputation as a 'partner of choice' so that Oxiana can gain access to new opportunities which require sophisticated social management eg in Indonesia, remote Australia or Cambodia.

And can also help us to attract and retain employees who admire our approach. And I hope it also appeals to the investors.

Board of Directors

As I reported in the Annual Report I am pleased to let you know that the Board has worked well together and has a good relationship with the Managing Director and CEO and his senior team.

We think that good corporate governance is more than just following the ASX guidelines. It is about ensuring the company is in good standing at all times and managing the broad diversity of risks to the continued successful conduct of our business.

We have the risk and compliance committee which carefully looks at our obligations with respect to relevant laws and standards – including environmental management, community obligations, employment matters, health and safety and technical standards.

The Board is also briefed regularly on key business risks and mitigation measures. An increasing focus for directors is the capability and performance of our senior executives and succession planning.

But the Board does not solely rely on management. We visit sites regularly, we talk to regulators and to

communities and we form independent views – and in doing so improve relationships – which is also an important aspect of governance for us.

We review the Board's performance – where the quality of analysis individually and collectively, is assessed and contribution to performance reviewed. We assess Director's performance on their contribution to setting corporate strategies, monitoring performance and identifying risks, their understanding and analysis of Corporate initiatives and their expert contribution to the Board's deliberations

Outlook

The Board considers the current outlook for our company to be very favourable indeed.

Last year we said that the momentum in global economic growth would not abate and that the demand for commodities would remain strong. We remain of that view this year.

We also see supply of our commodities remaining under continued pressure as fewer discoveries are made, consumables are in short supply, human resources become more scarce and approval timelines stretch.

This places Oxiana in a very good position.

Our strategy to grow the company through developing low cost, long life operations, through adding to our development pipeline, through exploration success and through strategic acquisitions has served us well.

We had high expectations at Sepon and our exploration success is now proving that there is more mineralisation in the area than was first outlined.

We acquired Golden Grove thinking that it had unrealised upside and we quickly improved the productivity of the operation and have had exploration success

At Prominent Hill we are not even in production but we are again demonstrating that we have long life assets.

And with our acquisition of Agincourt Resources Limited we have not hesitated to recommence exploration with a view to continuing to expanding resources.

As I said, our exploration division has demonstrated its ability to make value adding discoveries and we see great potential for further additions to resources.

We will also consider more strategic corporate activity in 2007. We have exhibited that we have the management depth to execute and implement new additions to the business successfully.

Like all the assets I mention above – the Board must determine that Oxiana can add value to the asset or deal. As we grow we are diversifying our geography and products, but we remain cognizant of managing location, technical and market risk when we invest. We are not afraid of challenge and will pursue opportunities with vigour.

So we are optimistic about the prospects for the market and for this company and we have great reason to believe that your company will continue to grow and prosper

I thank you all for your support and look forward heartily to the year ahead.


Oxiana

ANNUAL GENERAL MEETING
MAY 2007

Oxiana
LIMITED

2006 operating and financial performance

- **Strong operating performance**
- **Record earnings and cashflow**
- **Dividend declared**
- **Strategic corporate activity**
- **Strong development pipeline**
- **Exploration success**
- **Strong commodities markets for our products**


tonnes
18,000
16,000
14,000
12,000
10,000
8,000
6,000
4,000
2,000
0
2005 Q1
2005 Q2
2005 Q3
2005 Q4
2006 Q1
2006 Q2
2006 Q3
2006 Q4
2007 Q1
Sepon Copper Production


USc/lb
4.50
4.00
3.50
3.00
2.50
2.00
Jan-06
Mar-06
May-06
Jul-06
Sep-06
Nov-06
Jan-07
Mar-07
LME Copper Spot Price

Corporate Social Responsibility – core part of our business










OXIANA LIMITED
Oxiana



Corporate Governance



Outlook strong










ANNUAL GENERAL MEETING
MAY 2007

Oxiana LIMITED

Quality assets, quality people, Australia - Asia - Pacific focus

VISION
- To build a major mining company

STRATEGY
- Asia, Australia, Pacific
- Base and precious metals
- High margin, long life, upside
- Organic growth, acquisition

NEAR TERM OBJECTIVES
- ~500,000 t/a Base Metals
- ~500,000oz/a Gold
- ASX Top 20

PERFORMANCE MISSION
- Quadruple bottom line excellence

VALUES
- Respect
- Action
- Performance
- Openness


Yunnan & Sichuan JVs, China
Southern China
AngloGold Ashanti JV, Laos
Sepon Gold and Copper Operations, Laos
Shin Ha JV, Cambodia
Thai Goldfields JV, Thailand
Martabe – Indonesia
Kalimantan, Indonesia
Prominent Hill Copper-Gold Mine Development Australia
Minotaur Alliance, QLD & SA
Golden Grove Zinc, Copper, Precious Metals Operation, Australia
South Australia
Prominent Hill
Lake Way – 57%
Wiluna
Operation
Project
Exploration

Management structure


Board of Directors
Audit Committee
Remuneration & Nomination Committee
Compliance Committee
Managing Director & CEO Owen Hegarty
EGM ASIA Peter Albert
GM Sepon Operations Phil Dunstan
GM Sepon Project Development Jim Smith
Government Relations Saman Aneka
GM Martabe Project Dominic Heaton
EGM AUSTRALIA John Nitschke
GM Prominent Hill Mick Wilkes
GM Golden Grove Bruce Anderson
GM MARKETING Russell Griffin
EGM EXPLORATION & RESOURCES Tony Manini
EGM CORPORATE DEVELOPMENT Peter Lester
GM External Relations Bruce Loveday
CHIEF FINANCIAL OFFICER Jeff Sells
COMPANY SECRETARY David Forsyth
GM HUMAN RESOURCES Stephen Mullen

Oxiana – 2006

Operations
- Excellent performance

Financials
- Record earnings and cash-flow

Corporate activity
- Spin-offs
- Acquisitions

Development Projects
- Full pipeline
- Expansions and new projects

Exploration
- Two major discoveries
- Strong commitment





Gross Revenue by Operation 2006


Golden Grove By-products 6%
Sepon Gold 10%
Golden Grove Zinc 37%
Sepon copper 39%
Golden Grove Copper 8%

Strong outlook

Stronger and longer

Extended period of economic expansion

Driven mainly by China and India

Commodities main beneficiaries

Oxiana leveraged to growth commodities

Strategy to be long and strong in unhedged quality copper, gold, zinc and other base and precious metals

Copper Demand Growth by Decade



'000 tonnes
9000
8000
7000
6000
5000
4000
3000
2000
1000
0
-1000
China
Other
West
Total
1950-1960
1960-1970
1970-1980
1980-1990
1990 - 2000
2000 - 2010
2010 - 2020

Source: Macquarie Research, April 2007

China's investment in construction



Trillion Yuan
7
6
5
4
3
2
1
0
1990
1995
2000
2005
2010
2015

Source: ABARE

Real GDP Growth: A look at 174 Countries



countries with Positive real GDP growth
170
160
150
140
130
120
110
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006

Source: IMF Data

Sepon – operation of the year 2006

Sepon Copper
- Most modern and advanced plant of its kind in the world
- First full year of production
- Strong markets nearby

Sepon gold
- Production to target
- Reserves lower
- Transition years

Costs
- Costs remain competitive
- Margin improvement program

Expansion feasibility studies
- Copper
- Primary gold

Exploration
- New oxide gold and copper being discovered
- More drilling now to prove up resources



Sepon Gold Production
ounces
60,000
50,000
40,000
30,000
20,000
10,000
0
2005 Q1
2005 Q3
2006 Q1
2006 Q3
2007 Q1



Sepon Copper Production
tonnes
18,000
16,000
14,000
12,000
10,000
8,000
6,000
4,000
2,000
0
2005 Q1
2005 Q3
2006 Q1
2006 Q3
2007 Q1



Outbound road freight costs down
US$ per tonne
$100.00
$90.00
$80.00
$70.00
$60.00
$50.00
Oct-05
Dec-05
Feb-06
Apr-06
Jun-06
Aug-06
Oct-06
Dec-06

Oxiana LIMITED

Golden Grove – major improvement

Records broken
- Development
- Mining
- Milling
- Production

Costs contained
- CCC program

Scuddles mine to reopen

Exploration success

Expansion and extension studies


Golden Grove Zinc production
DMT concentrates p.a.
300,000
250,000
200,000
150,000
100,000
50,000
0
2001
2002
2003
2004
2005
2006


Tonnes of consolidated backfill per annum
Tonnes
200,000
150,000
100,000
50,000
0
2004
2005
2006
2007

Golden Grove – discovery


Gossan Hill
Scuddles
10000 mRL
Amity
Hougoumont
Catalpa
Ethel
Cambewarra
Xantho
9000 mRL
44.5m @ 4.8% Cu
6.5m @ 5.3% Zn
2.6m @ 12.6% Zn
8.85m @ 8.8% Zn
24m @ 24.9% Zn
51.1m @ 1.82% Zn, 6.48% Cu
4.0m@19.5%Zn
8.2m @ 18.7% Zn
45.7m @ 2.4% Cu
6.5m @ 26.6% Zn
6.0m @ 12.2% Zn
3.4m @ 18.7% Zn
Dacite Intrusion
Oxide Gold
Zinc in GG6
Oxide Copper
Copper in GG6
Copper in GG4
Zinc in Hanging Wall
Massive Pyrite
Drill hole
8000 mRL
500m

Prominent Hill – world's next significant copper-gold mine now under construction

Mining type:	Open pit
Resource base:	1.5Mt copper, 2.6Moz gold
Plant:	8Mtpa Crush, grind, flotation
Metal in concentrate:	90,000t/a Cu 115,000oz/a Au
Cash costs:	US75c/lb
Preproduction capital:	A$775M
First shipment:	Sept 2008
Marketing:	Asian and Australian Smelters


SOUTH AUSTRALIA

Oxiana

Prominent Hill – Australia's next copper-gold mine

Remains on time and budget

Pre-strip to 40 metres
- 85,000m3 mined/day
- Theiss mining contractor

Plant civil work commenced

Airstrip complete

Accommodation village complete

Design and engineering:
- Now focused on detailed design of process plant
- Fluor EPCM contractor

Major plant and equipment contracts let



Prominent Hill – growing deposit


West
East
10 year pit outline
1200mRL
Cover
800mRL
400mRL
0mRL
20m @ 0.8% Cu
204m @ 0.2% Cu, 0.1 g/t Au
('Western Risehaematite breccia)
16m @ 2.4 g/t Au
19m @ 1.9 g/t Au
16m @ 1.4% Cu
Untested
Gold
Potential
47m @ 5.4% Cu, 0.3 g/
9m @ 9.6 g/t Au
Eastern
Gold
Zone
Chalcopyrite
66m @ 2.2
0.6 g
60m @ 1.2 g/t Au
47m @ 1.2 g/t Au
37m @ 3.2% Cu, 1.0 g/t Au
Base of current resource
93m @ 1.6% Cu, 0.4 g/t Au
24m @ 2.2% Cu, 0.8 g/t Au
26m @ 3.9 g/t Au
28 m @ 2.1 % Cu, 0.56 g/t Au
17 m @ 1.8 % Cu, 0.62 g/t Au
62m @ 1.4% Cu, 0.8 g/t Au
53m @ 1.9 g/t Au
53m @ 1.3% Cu, 1.1 g/t Au
26.2m @ 1.4% Cu, 0.7 g/t Au
135m @ 1.5% Cu, 1.0 g/t Au
LEGEND
Drilling results:
135m @ 1.5% Cu
0 100 200 300 400
metres
4000mE
4400mE
4800mE
5200mE
5600mE
6000mE
6400mE

Oxiana

Acquisition of Agincourt Resources Limited



MARTABE - INDONESIA
WILUNA
NOVA ENERGY Uranium 57%
Victoria
Tropicana East
Operation
Project
Exploration



Gold ozs
Silver ozs
16,000,000
14,000,000
12,000,000
10,000,000
8,000,000
6,000,000
4,000,000
2,000,000
0
160,000,000
140,000,000
120,000,000
100,000,000
80,000,000
60,000,000
40,000,000
20,000,000
0
Gold cut off = 0.5 g/t
100% of each site
Dec 2002
Dec 2003
Aug 2004
Dec 2004
Dec 2005
Jun 2006
Pro Forma Post AGC
GOLD
SILVER

Martabe – a stand out project

- **Indonesia – highly mineral endowed**
- **COW system successful**
- **In our region**
- **Good relationship with local government**
- **Good relationship with the community**
- **Oxiana continuing BFS**
- **AGC studies indicate production:**
  - **250,000oz gold/a**
  - **2Moz silver/a for 9 years.**
- **Excellent upside**


MEDAN
TEBING TINGGI
KABANJAHE
PEMATANGSIANTAR
Lake Toba
PARAPAT
TARUTUNG
SIBOLGA
MARTABE
PADANGSIDEMPUAN
KOTANOPAN
NATAL
INDONESIA
Contract of Work

Exploration – major commitment

Strategy
- Focus on district scale systems
- Using our advantage in under-explored Asia
- Prospect testing and drilling focused

2007
- $78 million commitment
- Some 20 projects
- 250,000 metres to be drilled

2007 Regional Exploration Budget by Country


Total $36 million
Global 25%
Laos - Sepon 22%
Laos - Regional Laos 4%
Cambodia 6%
Thailand 6%
China 9%
Indonesia 10%
Australia 18%

2007 Exploration Budget by Commodity


Other 5%
Zinc 20%
Copper 35%
Gold 30%


3 JVs in Yunnan and Sichuan Provinces, China
China Minmetals MoU
Southern China
LAOS
Sepon Gold and Copper Operations, AngloGold JV, Laos
Shin Ha JV, Cambodia
Thai Goldfields JV, Thailand
Woolgar JV
Martabe
Kalimantan Gold JV, Indonesia
Prominent Hill
Warroo JV
Golden Grove
Queensland
South Australia
Prominent Hill
Nova Energy
Wiluna
Exploration

Continuing to share benefits

- **Pre-employment training programs at all sites**
- **Providing certified skills**
- **Increasing numbers of local employees**
- **Sharing benefits with local communities**











Sepon Employment by Origin


Other Australia 4%
Other 5%
Lao Other 32%
District 59%

Prominent Hill Employment by Origin


International 1%
Remainder of Australia 18%
Coober Pedy 33%
Remainder of South Australia 48%

Golden Grove Employment by Origin


Remainder of WA 70%
Geraldton 30%

Development project pipeline

Prominent Hill
- On schedule for Q3 2008 start-up
- Resource extensions

GG incremental expansion plans
- Increasing throughput
- Open pit studies
- Additions to mine life through exploration

Sepon copper expansion
- Second autoclave approved
- Incremental expansion first

Primary gold
- Studies underway
- Process route selected:
  - Flotation – pressure-oxidation
  - Commissioning target 2009

Martabe
- BFS in progress
- Potential development 2008
- Potential production 2009

Nova
- Scoping study complete


SEPON
Primary gold expansion
Copper plant expansion
MARTABE
Bankable
Feasibility Study
GOLDEN GROVE
Incremental expansions
PROMINENT HILL
In construction
Development Project
NOVA ENERGY
Uranium
LAKE WAY
Advanced project

Oxiana Group Development Projects

Building a major mining company

Oxiana has grown its:
- Geographic & commodity diversity
- Resource base & production base
- Cashflow, earnings & balance sheet
- Market Position
- Organisation
- Shareholder value
- Benefits for stakeholders

Continued growth through:
- Executive expertise
- Favourable markets
- Strong operating performance
- Development projects in pipeline
- A strategic exploration portfolio
- Successful corporate activity
- Sharing benefits with communities

MAJOR MINING COMPANY.











ANNUAL GENERAL MEETING
MAY 2007

Oxiana
LIMITED

1. Accounts

To receive and consider the Financial Report of the Company and the Economic Entity for the year ended 31 December 2006 and the related Directors' Report, Directors' Declaration and Auditor's Report.

2. Remuneration Report

To consider and, if though fit, to pass the following resolution as an ordinary resolution.

'That the Company's Remuneration Report for the year ended 31 December 2006 be adopted.'

Please note that the vote on this resolution is advisory only, and does not bind the Directors or the Company.

3. Re-election of Director

To consider and, if thought fit, to pass the following resolution as an ordinary resolution:

'That Mr Ronald Beevor, who retires in the accordance with article 6.3(b) of the Company's Constitution and being eligible offers himself for re-election, be re-elected as a Director of the Company.'

4. Grant of options to Managing Director

To consider and, if thought fit, to pass the following resolution as an ordinary resolution:

'That, pursuant to ASX Listing Rule 10.14, approval be given to the grant of 2 million options over unissued ordinary shares in the capital of the Company to Mr Owen Hegarty or his nominee, on the terms specified in the Explanatory Memorandum accompanying the Notice convening this Meeting.'

5. Grant of shares to Managing Director

To consider and, if thought fit, to pass the following resolution as an ordinary resolution:

'That, in accordance with Mr Owen Hegarty's new employment contract that commenced on 1 January 2007, approval be given for the grant of 750,000 ordinary shares in the capital of the Company to Mr Hegarty over a three-year period, on the terms specified in the Explanatory Memorandum accompanying the Notice convening this Meeting.'

6. Modification to Constitution

To consider and, if thought fit, to pass the following resolution as a special resolution:

'That, pursuant to section 136 of the Corporations Act, the Constitution of the Company be modified, with effect from the date of the Meeting, in the form tabled at the Meeting, and signed by the Chairman of the Meeting for the purposes of identification and explained in the Explanatory Memorandum accompanying the Notice convening this Meeting.'

7. Insertion of proportional takeover approval provisions

To consider and, if thought fit, to pass the following resolution as a special resolution.

'That, pursuant to section 136 of the Corporations Act, the Constitution of the Company be modified, with effect from the date of the Meeting, to insert the proportional takeover provisions set out in Annexure A to the Explanatory Memorandum accompanying the Notice convening this Meeting.'


Oxiana

ANNUAL GENERAL MEETING
MAY 2007

Oxiana
LIMITED

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Oxiana Limited

ABN

40 005 482 824

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	7,162,406 Shares
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	N/A

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	2.9835 per share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issue of shares under the Dividend Reinvestment Plan
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	30 April 2007

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
1,536,115,844	Ordinary Shares

+ See chapter 19 for defined terms.

Item	Question	Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	See attached listing	

Item	Question	Answer
10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	The Board may declare a dividend to be paid out of the profits of the company in accordance with the terms of the company's constitution.

Part 2 - Bonus issue or pro rata issue

Item	Question	Answer
11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) [X] Securities described in Part 1

(b) [ ] All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 [ ] If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 [ ] If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 [ ] A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: (Company Secretary) Date: 02/05/2007

Print name: David J. Forsyth

== == == == ==

+ See chapter 19 for defined terms.

NUMBER OF SECURITIES NOT QUOTED ON THE ASX - CLAUSE 9 REFERS

A OPTIONS

	NUMBER	CLASS
	1,800,000	Options expiring 23 December 2007
	500,000	Options expiring 28 August 2008
	1,000,000	Options expiring 27 February 2009
	2,000,000	Options expiring 7 April 2009
	1,000,000	Options expiring 17 December 2009
	1,000,000	Options expiring 28 January 2010
	4,600,000	Options expiring 1 March 2010
	2,000,000	Options expiring 20 April 2010
	1,000,000	Options expiring 13 October 2010
	1,000,000	Options expiring 27 January 2011
	2,000,000	Options expiring 21 April 2011
	1,000,000	Options expiring 24 April 2011
	1,000,000	Options expiring 19 June 2011
	1,000,000	Options expiring 21 August 2011
	1,000,000	Options expiring 3 October 2011
	1,800,000	Options expiring 1 March 2012
Total	**23,700,000**	

B CONVERTIBLE BONDS – expiry date 06/04/12

US$105 million of convertible bonds convertible into Oxiana Ordinary shares at US$0.9700 per share. This represents 108,247423 shares to be issued.

Interest rate 5.25% pa.

END

+ See chapter 19 for defined terms.